   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 1996
                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ---------------
                         WEST TELESERVICES CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       DELAWARE                      7389                    47-0777362
   (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
   JURISDICTION OF      CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)
   INCORPORATION OR
    ORGANIZATION)





                                ---------------
                               9910 MAPLE STREET
                             OMAHA, NEBRASKA 68134
                                (402) 571-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                 TROY L. EADEN
                            CHIEF EXECUTIVE OFFICER
                         WEST TELESERVICES CORPORATION
                               9910 MAPLE STREET
                             OMAHA, NEBRASKA 68134
                                (402) 571-7700
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
  JOHN S. D'ALIMONTE           VIRGIL K. JOHNSON         CARTER W. EMERSON
    WILLKIE FARR &        ERICKSON & SEDERSTROM, P.C.     KIRKLAND & ELLIS
      GALLAGHER           10330 REGENCY PARKWAY DRIVE    200 RANDOLPH DRIVE
 ONE CITICORP CENTER         OMAHA, NEBRASKA 68114    CHICAGO, ILLINOIS 60601
 153 EAST 53RD STREET           (402) 397-2200             (312) 861-2000
  NEW YORK, NEW YORK
        10022
    (212) 821-8000
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                            PROPOSED  MAXIMUM
          TITLE OF EACH CLASS OF           AGGREGATE  OFFERING    AMOUNT OF
       SECURITIES TO BE REGISTERED              PRICE(2)       REGISTRATION FEE
-------------------------------------------------------------------------------
Common Stock, par value $.01 per share...     $128,000,000        $38,787(3)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes     shares which may be sold pursuant to the Underwriters' over-
    allotment option.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3) This amount was wired to the account of the Securities and Exchange Commission (the "Commission") at Mellon Bank in payment of the required registration fee due in connection with this Registration Statement.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

   CROSS-REFERENCE SHEET FURNISHED PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-
                                       1.

 FORM S-1 ITEM NUMBER AND CAPTION    CAPTION IN PROSPECTUS
 --------------------------------    ---------------------
  1. Forepart of the Registration
      Statement and Outside Front    Facing Page; Cross Reference Sheet;
      Cover Page of Prospectus....   Outside Front Cover Page of Prospectus
  2. Inside Front and Outside Back
      Cover Pages                    Inside Front and Outside Back Cover Pages
      of Prospectus...............   of Prospectus
  3. Summary Information, Risk
      Factors and Ratio of           Facing Page; Prospectus Summary; Summary
      Earnings to Fixed Charges...   Combined Financial Data; Risk Factors
  4. Use of Proceeds..............   Prospectus Summary; Use of Proceeds
  5. Determination of Offering       Outside and Inside Front Cover Pages of
      Price.......................   Prospectus; Underwriting
  6. Dilution.....................   Risk Factors; Dilution
  7. Selling Security Holders.....   Not Applicable
  8. Plan of Distribution.........   Outside Front Cover Page of Prospectus;
                                     Underwriting
  9. Description of Securities to    Prospectus Summary; Dividend Policy;
      be Registered...............   Capitalization; Description of Capital
                                     Stock; Shares Eligible for Future Sale
 10. Interests of Named Experts      Legal Matters
      and Counsel.................
 11. Information with Respect to     Inside and Outside Front Cover Pages of
      the Registrant..............   Prospectus; Additional Information;
                                     Prospectus Summary; Risk Factors; Use of
                                     Proceeds; Dividend Policy; Capitalization;
                                     Selected Combined Financial Data;
                                     Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations; Business; Management; Certain
                                     Transactions; Principal Stockholders;
                                     Description of Capital Stock; Shares
                                     Eligible for Future Sale; Underwriting;
                                     Financial Statements
 12. Disclosure of Commission
      Position on Indemnification    Not Applicable
      for Securities Act
      Liabilities.................

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 11, 1996

[LOGO]
                                       SHARES
                         WEST TELESERVICES CORPORATION
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                  -----------

  All of the    shares of Common Stock offered hereby all being sold by the
Company. Prior to this Offering there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $    and $    per share. See "Underwriting" for a discussion of the
factors to be considered in determining the initial public offering price.

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN RISKS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "WTSC."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNTS(1) COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................      $             $           $
Total(3)................................

-----
(1) The Company, Gary L. West and Mary E. West have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses payable by the Company of $   .
(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional    shares at the initial public offering price per
    share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $   , $   , and $   ,
    respectively. See "Underwriting."

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for shares will be ready for delivery in New York, New York, on or
about    , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                  SALOMON BROTHERS INC
                                                               SMITH BARNEY INC.

                                  -----------

                The date of this Prospectus is October  , 1996.

  The Company intends to distribute to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year of the Company.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires and except as otherwise specified, (i) references herein to the "Company" include West TeleServices Corporation and its predecessors and subsidiaries and (ii) the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Except as otherwise specified, all information (financial and otherwise) in this Prospectus has been adjusted to reflect a reorganization of the Company and certain of its affiliates to become effective prior to the closing of the Offering which will terminate the S Corporation tax status of five companies affiliated with the Company (the "Reorganization"). See "Reorganization and Termination of S Corporation Status."

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed or implied in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

  The Company is one of the largest independent teleservices companies in the United States, and provides a full range of customized telecommunications-based services to business clients on an outsourced basis. The Company is a leading provider in each of inbound operator services, automated voice response services and outbound direct teleservices. Inbound operator services consist of live operator call-processing applications such as order capture, customer service and product support. Automated voice response services consist of computerized call-processing applications such as automated product information requests, computerized surveys and polling, and secure automated credit card activation. Outbound direct teleservices consist of live operator direct marketing applications such as product sales and customer acquisition and retention campaigns. The Company has developed its own proprietary technology platforms which enable it to integrate two or more of its services. The Company believes that its ability to offer integrated services for its clients distinguishes it from most of its competitors. The Company targets businesses in highly competitive, consumer-based industries, including telecommunications, insurance, banking, pharmaceuticals, public utilities, consumer goods and computer software services, that require large volume applications. Representative clients include: AT&T, America Online Inc, Commonwealth Edison Company, MBNA Corporation, Merck & Co., Inc., Sun Microsystems Inc., Time-Life, Inc. and Turner Broadcasting System, Inc. The Company's revenue and pro forma net income for 1995 were $256.9 million and $22.8 million, respectively.

  The Company currently operates approximately 4,000 telephone workstations in six state-of-the-art call centers located in Nebraska, Texas and Virginia which it uses for inbound and outbound services, and currently maintains approximately 5,600 proprietary interactive voice response ports for its automated voice response services. The Company has deployed multiple automatic call distributors, predictive dialers, a proprietary interactive voice response platform and multiple mainframe computer systems, in combination with an intelligent workstation environment, in order to fully automate and manage the Company's information-processing requirements. The Company believes it has designed and implemented the most sophisticated technology platforms in the teleservices industry, permitting it to provide flexible, high-quality and cost-effective service solutions for its clients.

   West Telemarketing Corporation was founded in 1986 and the Company was incorporated in 1994 under the laws of the State of Delaware. The Company's principal executive offices are located at 9910 Maple Street, Omaha, Nebraska 68134, and its telephone number is (402) 571-7700.

                                  THE OFFERING

Common Stock Offered in the                   shares
Offering............................


Common Stock Outstanding after the            shares(1)
 Offering...........................

Use of Proceeds.....................    The net proceeds from the Offering are
                                        estimated to be $120 million. Of such
                                        proceeds, the Company estimates that
                                        approximately $47.3 million will be
                                        used to repay certain debt, $41.2 mil-
                                        lion will be used to pay a portion of
                                        notes payable to existing stockholders
                                        issued in connection with the Reorgani-
                                        zation, $20.0 million will be used to
                                        fund capital expenditures and the bal-
                                        ance will be used for working capital,
                                        general corporate purposes including
                                        possible acquisitions. See "Use of Pro-
                                        ceeds."

Proposed Nasdaq National Market         "WTSC"
symbol
--------
(1) Excludes (i)     shares of Common Stock issuable upon exercise of
    outstanding stock options issued under the Company's 1996 Stock Incentive
    Plan (the "1996 Plan") and (ii) an additional     shares of Common Stock
    reserved for future issuance under the 1996 Plan.

                     SUMMARY COMBINED FINANCIAL INFORMATION

                                                                              SIX MONTHS
                                    YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                          -----------------------------------------------  ------------------
                           1991      1992      1993      1994      1995      1995      1996
                          -------  --------  --------  --------  --------  --------  --------
                          (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND SELECTED OPERATING
INCOME STATEMENT DATA:                                DATA)
 Revenue................  $69,873  $101,208  $142,508  $186,512  $256,894  $124,242  $154,467
 Cost of services.......   38,579    56,181    77,785   102,707   146,531    70,140    87,968
 Selling, general and
  administrative
  expenses..............   21,675    32,789    45,041    51,904    70,575    31,894    40,298
 Litigation settlement..      --        --      4,400       --        --        --        --
                          -------  --------  --------  --------  --------  --------  --------
 Net operating income...    9,619    12,238    15,282    31,901    39,788    22,208    26,201
 Net other expense......     (704)     (600)   (1,020)   (1,195)   (3,050)   (1,213)   (1,337)
                          -------  --------  --------  --------  --------  --------  --------
 Net income before pro
  forma tax
  provision(1)..........    8,915    11,638    14,262    30,706    36,738    20,995    24,864
 Pro forma provision for
  income taxes(1).......    2,326     2,832     5,234    10,900    13,130     7,625     8,770
                          -------  --------  --------  --------  --------  --------  --------
 Pro forma net
  income(1).............  $ 6,589  $  8,806  $  9,028  $ 19,806  $ 23,608  $ 13,370  $ 16,094
                          =======  ========  ========  ========  ========  ========  ========
 Pro forma net income
  per share(1)(2).......                                         $         $         $
                                                                 ========  ========  ========
SUPPLEMENTARY PRO FORMA
 DATA:
 Net income(3)..........                                         $ 26,330  $ 14,708  $ 17,304
                                                                 ========  ========  ========
 Net income per common
  share(3)..............                                         $         $         $
                                                                 ========  ========  ========
 Weighted average common
  shares outstanding....
                                                                 ========  ========  ========
SELECTED OPERATING DATA:
 Operating margin.......     13.8%     12.1%     10.7%     17.1%     15.5%     17.9%     17.0%
 Number of workstations
  (at end of period)....      973     1,693     2,095     2,228     3,158     2,894     3,438
 Number of ports (at end
  of period)(4).........    1,380     2,070     2,530     3,496     3,870     3,496     5,372

                                        DECEMBER 31,                           JUNE 30, 1996
                          ------------------------------------------ ----------------------------------
                                                                                           PRO FORMA AS
                           1991    1992     1993     1994     1995    ACTUAL  PRO FORMA(5) ADJUSTED(6)
                          ------- -------  -------  ------- -------- -------- ------------ ------------
 BALANCE SHEET DATA:
 Working capital........  $    38 $(4,905) $(4,742) $ 5,408 $  6,550 $  4,669   $  4,669     $ 36,180
 Property and equipment,
  net. .                   13,833  21,587   26,396   30,820   45,889   49,004     49,004       49,004
 Total assets...........   33,198  49,546   60,225   88,880  123,452  128,705    128,705      128,705
 Total debt(7)..........   17,581  26,195   23,913   32,608   41,743   47,334     88,489          --
 Stockholders' equity...    6,488  10,047   13,850   28,593   40,218   41,205     (2,124)     117,876

--------
(1) Prior to the Reorganization, five of the Company's affiliates were
    S Corporations that were not subject to federal and certain state corporate income taxes. The income statement data reflects a pro forma provision for income taxes as if the reorganized Company had been subject to federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined federal and state tax rate. See "Reorganization and Termination of S Corporation Status" and Note I to Combined Financial Statements.
(2) Pro forma net income per share amounts were calculated using     shares,
    the number of shares of Common Stock outstanding after giving effect to the Reorganization plus those shares necessary to be issued in this Offering to fund payment of a portion of certain notes payable to existing stockholders of three of the Company's affiliates equal to $41.15 million. See "Reorganization and Termination of S Corporation Status."
(3) Supplementary pro forma net income per share amounts were calculated using shares, the number of shares of Common Stock outstanding after giving effect to the Reorganization plus those shares necessary to be issued in this Offering to fund payment of a portion of certain notes payable to existing stockholders of three of the Company's affiliates equal to $41.15 million and the application of the estimated proceeds of this Offering to repay certain debt of the Company as if such application occurred on January 1, 1995 as described under "Use of Proceeds."
(4) A port is a computer's digital interface to a single telephone line for automated voice response call processing.
(5) Adjusted to give effect to the Reorganization. See "Reorganization and Termination of S Corporation Status."
(6) Adjusted to give effect to payment of a portion of certain notes payable to existing stockholders of three of the Company's affiliates equal to $41.15 million and the net deferred income tax liability and corresponding income tax expense to be recorded by each of five of the Company's affiliates as a result of its termination of S Corporation status related to the Reorganization, this Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."
(7) See "Capitalization" and Notes B, C and D to Combined Financial Statements.

                                 RISK FACTORS

  In addition to other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed or implied in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

COMPETITION

  The market for teleservices is highly competitive and subject to rapid change. Many vendors offer services that are directly competitive with certain services offered by the Company. The Company also experiences competition from the telemarketing operations of internal marketing departments of current and potential clients. These include, for example, reservation centers of major hotel chains and mail order catalog businesses. In addition, some of the Company's services also compete with other forms of marketing such as mail, television and radio. The Company expects competition to increase significantly in the future from existing competitors and from a number of companies that may enter the Company's existing or future markets. Increased competition could have a material adverse effect on the Company.

  Certain of the Company's competitors and potential competitors may have financial and other resources substantially greater than those of the Company. In addition, there can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry or that the Company's clients will not choose to conduct more of their telephone-based sales, marketing or customer service activities internally. See "Business--Competition."

POTENTIAL FUTURE COMPETING TECHNOLOGIES AND TRENDS

  The development of new forms of direct sales and marketing techniques, such as interactive home shopping through television, computer networks (including the Internet) and other media, could have a material adverse effect on the demand for the services provided by the Company. The effectiveness of marketing by telephone could also decrease as a result of consumer saturation and increased consumer resistance to teleservices generally and to the services provided by the Company in particular. Although the Company attempts to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner or at all. See "Business--Competition."

RISKS ASSOCIATED WITH MANAGING A RAPIDLY GROWING BUSINESS

  The Company has experienced rapid growth over the past several years and anticipates continued growth to be driven primarily by industry trends towards outsourcing of telephone-based sales, marketing and customer service operations and increased penetration by the Company of new and existing clients and markets. The Company's future performance and profitability will depend in part on (i) maintaining in place a sufficient number of highly trained personnel to conduct product implementation, sales activity, training and other customer support services, (ii) its ability to expand, train and manage its employee base and (iii) its ability to successfully enhance its operational, customer support and management systems and adapt those systems, as necessary, to respond to changes in its business. There can be no assurance that the Company will be able to manage its recent or any future expansion successfully, and any inability to do so could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Evolution of the Teleservices Industry."

DEPENDENCE ON TECHNOLOGY

  The Company has made significant investments in sophisticated and specialized telecommunications and computer technology, and has focused on the application of this technology to provide customized solutions to meet its clients' needs. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in the future to maintain its competitiveness. There can be no assurance that the Company will be successful in anticipating technological changes or in selecting and developing new and enhanced technology on a timely basis or at all. The Company relies on a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual provisions and technical measures to protect its proprietary rights utilized in connection with the delivery of its services. There can be no assurance that these protections will be adequate to protect its proprietary rights or that the Company's competitors will not independently develop methods and technology that are substantially equivalent or superior to the Company's. Although the Company believes that its trademarks and other proprietary rights do not infringe upon the proprietary rights of third-parties, there can be no assurance that third-parties will not assert infringement claims against the Company. See "Business--Proprietary Rights and Licenses" and "--Technology/Systems Development."

DEPENDENCE ON TELEPHONE SERVICE

  The Company's business is significantly dependent on service provided by AT&T Corp. ("AT&T") and various local telephone companies. A significant portion of the Company's costs are associated with such telephone services. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Facilities and Service Fortification."

RISK OF BUSINESS INTERRUPTION

  The Company's business is highly dependent on its computer and telephone equipment and software systems. Although the Company has made significant investments to establish and implement systems designed to reduce the risk of service interruption through the use of back-up systems and redundant operations, the temporary or permanent loss of such equipment or systems through casualty or operating malfunction could have a material adverse effect on the Company. See "Business--Facilities and Service Fortification" and "-- Technology/Systems Development."

DEPENDENCE ON LABOR FORCE

  The teleservices industry is very labor intensive and experiences high personnel turnover. Many of the Company's employees receive modest hourly wages and a significant number are employed on a part-time basis. A significant increase in the turnover rate among the Company's employees would increase the Company's recruiting and training costs and decrease operating efficiency and productivity. Furthermore, growth in the Company's businesses will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to recruit, hire, train and retain a sufficient labor force of qualified employees in order to meet the needs of its business. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could have a material adverse effect on the Company. See "Business-- Personnel and Training."

RELIANCE ON MAJOR CLIENTS

  A significant portion of the Company's revenue is generated from relatively few clients. The loss of the largest client or a number of its largest clients could have a material adverse effect on the Company. The Company's largest client, AT&T, accounted for approximately 16.2%, and the Company's ten largest clients in the aggregate accounted for approximately 47.8%, of the Company's revenue in 1995. The Company generally operates under contracts with these clients which may be terminated on short notice. See "Business--General."

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. West Interactive Corporation is a defendant in a case brought in the United States District Court for the Southern District of Georgia, Augusta Division, captioned Lamar Andrews, individually and as Representative of a Class of All Other Persons Similarly Situated, Plaintiff v. American Telephone & Telegraph Company, et al., Defendants, No. CV 191-175. The District Court certified a master class of all persons who paid for one or more 900 number calls pertaining to programs offering sweepstakes, games of chance, awards, cash or other prizes, gifts or information on unclaimed funds. These calls were billed and collected by AT&T and U.S. Sprint Communications Company Limited Partnership ("Sprint"). The District Court also certified a sub-class of those persons who paid, in the State of Georgia, for one or more such calls billed and collected by AT&T or Sprint. The complaint alleges that the programs at issue involved, among other things, acts of unlawful gambling, mail fraud and wire fraud in violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Communications Act of 1934, the federal common law of communications and other state and federal laws. The action seeks recovery of treble damages (which amount has not been specified), punitive damages, costs and attorneys' fees. On September 19, 1996, the United States Court of Appeals for the Eleventh Circuit ( F.3d (11th Cir. 1996)) reversed the District Court's order certifying the classes on the ground that the class action would be unmanageable. The plaintiffs have sought a rehearing before the Court of Appeals. See "Business--Legal Proceedings." The Company is unable to form an opinion as to the likelihood of an unfavorable outcome of the case.

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of this Offering, Gary L. West and Mary E. West will
beneficially own an aggregate of approximately    % of the shares of
outstanding Common Stock (approximately % if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders are able to elect the entire Board of Directors and to control the outcome of virtually all other matters requiring stockholder approval. Such voting concentration may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Stockholders."

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

  Certain provisions of the Company's Restated Certificate of Incorporation and Restated Bylaws could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include a staggered board, restrictions on who may call a special meeting of stockholders, and advance notice procedures with regard to the nomination of candidates for election as directors and of certain matters to be brought before an annual or special meeting of stockholders. Certain other provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders and impose various procedural and other requirements that could make it more difficult for stockholders to affect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control of the Company.

The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The Company has no present plans to issue any shares of Preferred Stock. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, which could have similar anti-takeover effects. See "Description of Capital Stock--Preferred Stock," "--Restated Certificate and By-law Provisions Affecting Change in Control" and "--Section 203 of the Delaware General Corporation Law."

GOVERNMENT REGULATION

  The Company's industry has become subject to an increasing amount of federal and state regulation in the past five years. The Federal Communications Commission's (the "FCC") rules under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telephone sales. The FTC's new telemarketing sales rules mandate that certain affirmative disclosures be made in telephone sales, prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. While the FTC's new rules have not caused the Company to alter its operating procedures, there can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

  Several of the industries in which the Company's clients operate are subject to varying degrees of government regulation, particularly the insurance and financial services industries. The Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. The Company's telephone representatives who sell insurance products are required to be licensed by various state insurance commissions and to participate in regular continuing education programs, thus requiring the Company to comply with the extensive regulations of these state commissions. As a result, changes in these regulations or their implementation could materially increase the Company's operating costs or otherwise have a material adverse effect on the Company. See "Business--Government Regulation."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained after this Offering. The initial public offering price of the Common Stock offered hereby will be determined by negotiations between the Company and representatives of the Underwriters and may bear no relationship to the trading prices of the Common Stock after this Offering. See "Underwriting" for a description of certain factors to be considered in determining the initial public offering price for the Common Stock. The trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new products and services or technological innovations by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the industries of the Company's client base, changes in governmental regulation, or changes in securities analysts' estimates of the Company's, its competitors', or the industry's future performance. General stock market price declines or market volatility in the future, often unrelated to the operating performance of particular companies, or future declines or volatility in the prices of stocks for companies in the Company's industry or sector, could also affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following this Offering, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Of the
shares of Common Stock to be outstanding after this Offering, the     shares
of Common Stock to be sold in this Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities
Act"). Of the remaining     outstanding shares of Common Stock,    shares will
be subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., except under limited circumstances. Upon expiration
of the lock-up agreements, the     shares of Common Stock will become eligible
for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. Such shares, however, will not become eligible for sale in the public market under Rule 144 as currently in effect and interpreted by the staff of the Securities and Exchange Commission (the "Commission") until
  , 1998. The Company intends to file a registration statement under the Securities Act covering the sale of shares reserved for issuance under the Company's 1996 Stock Incentive Plan and shares to be reserved for future issuance under the 1996 Stock Incentive Plan. The Company has granted certain
stockholders registration rights with respect to approximately     shares of
Common Stock. The sale of such shares could have a material adverse effect on the Company's ability to raise capital. See "Management--Executive Compensation--1996 Stock Incentive Plan;" "Description of Capital Stock-- Registration Rights Agreement," "Underwriting" and "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS

  Purchasers of the shares of Common Stock offered hereby will incur immediate and substantial dilution in the pro forma net tangible book value per share of Common Stock from the initial public offering price (based on an assumed
initial public offering price of $   per share of Common Stock, the midpoint
of the estimated initial public offering price range). See "Dilution."

            REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

  Prior to the closing of this Offering, each of the stockholders of West Telemarketing Corporation ("Inbound Corp."), West Interactive Corporation ("Interactive Corp."), West Telemarketing Corporation Outbound ("Outbound Corp."), Interactive Billing Services, Inc. ("IBS") and West Interactive Canada, Inc. ("Canada") will exchange the capital stock of such company owned by such stockholder for shares of Common Stock of the Company (the "Reorganization"). Since its respective date of incorporation and through the date immediately preceding the effective date of the Reorganization (the "Termination Date"), each of the foregoing companies has been treated for federal income tax purposes as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As such, the existing stockholders have been and are required to pay taxes based on each of the companies' respective earnings through the Termination Date, whether or not such amounts have been distributed to the stockholders.

  Each of Inbound Corp., Outbound Corp. and Interactive Corp. (the "West Affiliates") has made periodic distributions to its existing stockholders in amounts approximately equal to the stockholders' corresponding tax liabilities associated with the Company's earnings plus amounts representing a portion of retained earnings. The West Affiliates made aggregate distributions of $5.4 million, $8.1 million, $10.5 million, $16.0 million and $25.1 million for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively, and $30.4 million through September 30, 1996. Prior to the closing of the Reorganization, each of the West Affiliates intends to declare one or more dividends payable to its current stockholders (the West Affiliates' dividends, collectively, the "Dividend"). The Dividend will be equal to the Company's estimate of the West Affiliates' retained earnings prior to conversion of each of the West Affiliates to a C Corporation, to the extent such retained earnings have not previously been distributed, along with a distribution representing a return of additional paid-in capital contributed by the West Affiliates' existing stockholders. The Company estimates that the Dividend will equal approximately $54.2 million as of the Termination Date. Each of the West Affiliates will pay its portion of the Dividend to each of its stockholders through a note payable issued by such West Affiliate and guaranteed by the Company pursuant to the Reorganization (the West Affiliates' notes payable collectively, the "Stockholders Notes"). The Company estimates that approximately $13.0 million of the Dividend will be paid from the West Affiliates' or the Company's existing working capital and approximately $41.2 million of the Dividend will be paid by a portion of the net proceeds to be received by the Company from this Offering. See "Use of Proceeds" and "Certain Transactions."

  The Termination Date will occur not later than the date immediately prior to the date of the closing of this Offering. Subsequent to the Termination Date, neither the Company nor any of the West Affiliates will be an S Corporation and, accordingly, each will be subject to federal and state income taxes. Other than payment of the Stockholders Notes, upon closing of this Offering, the Company will have no liabilities with respect to distributions to the West Affiliates' stockholders except as set forth in this section.

  In addition, each of the West Affiliates, Canada and IBS, as a result of termination of its S Corporation status, will record a net deferred income tax liability and corresponding income tax expense (the "Deferred Tax Liability") effective upon the Termination Date. The amount of the Deferred Tax Liability would have been approximately $2.2 million if the Termination Date had been June 30, 1996, but the actual amount will be adjusted to reflect the effect of the Company's actual operations results through the Termination Date.

  The Company and each of the stockholders of the West Affiliates are parties to a Tax Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement provides that the Company will indemnify the stockholders against any adjustments causing an increase in the stockholders' federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the closing of this Offering, unless such adjustments result in or are related to a corresponding decrease in the stockholders' federal and state income tax liability with respect to another S Corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the stockholders with respect to federal and state income taxes (plus interest and penalties) shifted from a S Corporation taxable year to a Company taxable year subsequent to the closing of this Offering. Since the stockholders have not given any security for their indemnification obligation, the Company's ability to collect such payments is dependent upon the financial condition of the stockholders at the time any such indemnification obligation arises. The Company is not aware of any tax adjustments which may arise under the Tax Agreement. The Tax Agreement further provides that to the extent that the accumulated taxable income of each of the West Affiliates prior to each of its conversions to a C Corporation, as subsequently established in connection with the filing of the each of the West Affiliate's respective tax returns for the short S Corporation tax year, is less than such entity's portion of the Dividend relating to such entity's Distributions, the stockholders who receive such amount will make a payment equal to such difference to the Company, and if such accumulated taxable income is greater than such entity's portion of the Dividend relating to such entity's Distributions, the Company will make an additional distribution equal to such difference to such stockholders, in either case, with interest thereon. Any payment made by the Company to the stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes. See "Use of Proceeds," "Certain Transactions" and Note H to Combined Financial Statements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Common Stock offered by the Company are estimated to be approximately $120 million
(approximately $    million if the over-allotment option is exercised in
full), after deducting underwriting discounts and offering expenses, and
assuming an offering price of $   per share. The Company intends to use the
net proceeds as follows: (i) approximately $47.3 million will be used to repay outstanding debt including (a) $6.0 million outstanding under an $8 million revolving credit facility (the "First Credit Facility"), (b) $3.0 million outstanding under a $4.5 million revolving credit facility (the "Second Credit Facility"), (c) $15.8 million outstanding under a $30 million accounts receivable financing facility (the "Customer Financing Facility"), (d) $11.3 million in bank term loans, and (e) $11.2 million in capital leases;
(ii) approximately $41.2 million will be used to pay the remaining balance of the Stockholders Notes; (iii) approximately $20.0 million will be used to fund anticipated capital expenditures related to additional call center facilities, enhancements to the Company's proprietary software systems and hardware platforms and additional automated voice response units; and (iv) the balance will be used for working capital, general corporate purposes and possible acquisitions. The Company has no present understandings, commitments or agreements, nor is it currently in negotiations with respect to, any acquisition.

  The First Credit Facility expires in June 1997 and bears interest at .25% below the bank's prime rate (8.25% at June 30, 1996.) The Second Credit Facility expires in July 1997 and bears interest at .50% below the prime rate (8.25% at June 30, 1996.) The Third Credit Facility expires in June 1997 and bears interest at .50% below the prime rate (8.25% at June 30, 1996). The
Stockholders Notes, which were incurred to pay the dividend, mature in    and
bear interest at   %. The Company intends (a) to retire $11.2 million of
various capital leases bearing interest at 7.1% to 9.5%, (b) to repay a $5.0 million bank note which matures in February 2001 and bears interest at 7.5%,
(c) to repay a $2.5 million bank note which matures in June 1999 and bears interest at the prime rate, which was 8.25% at June 30, 1996, (d) to repay a $1.0 million bank note which matures in June 1999 and bears interest at the prime rate, which was 8.25% at June 30, 1996, (e) to repay a $2.0 million bank note which matures in April 1999 and bears interest at the prime rate, which was 8.25% at June 30, 1996, and (f) to repay a $771,000 mortgage note which matures in April 1999 and bears interest at the prime rate, which was 8.25% at June 30, 1996. All long-term borrowings incurred within the last year were used for working capital. Pending application of the proceeds as described above, the net proceeds of this Offering will be invested in short-term, interest-bearing securities.

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to finance the growth and development of its business and for working capital and general corporate purposes, and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth short-term debt and the capitalization of the Company as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis giving effect to the Reorganization, including payment of the Dividend through the Stockholders Notes, and the incurrence of the Deferred Tax Liability, and
(iii) on a pro forma basis as adjusted to reflect the sale by the Company of shares of Common Stock pursuant to this Offering at an assumed initial
public offering price of $    per share and the application of the estimated
net proceeds therefrom. See "Reorganization and Termination of S Corporation Status" and "Use of Proceeds." This table should be read in conjunction with the Combined Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                        JUNE 30, 1996
                                               --------------------------------
                                                         (UNAUDITED)
                                                                     PRO FORMA
                                               ACTUAL  PRO FORMA(1) AS ADJUSTED
                                               ------- ------------ -----------
                                                    (AMOUNTS IN THOUSANDS)
Cash and cash equivalents..................... $15,177   $15,177     $ 46,688
                                               =======   =======     ========
Short-term debt:(2)
 Notes payable--bank.......................... $ 9,050   $ 9,050     $    --
 Notes payable--financing.....................  15,762    15,762          --
 Current maturities of long-term debt.........   2,379     2,379          --
 Current obligations under capital leases.....   5,584     5,584          --
                                               -------   -------     --------
  Total short-term debt....................... $32,775   $32,775     $    --
                                               =======   =======     ========
Long-term obligations; less current
 maturities:(2)
 Obligations under capital leases............. $ 5,639   $ 5,639     $    --
 Long-term debt, less current maturities......   8,920     8,920          --
 Notes payable--stockholders..................     --     41,155          --
                                               -------   -------     --------
  Total long-term obligation, less current
   maturities................................. $14,559   $55,714     $    --
                                               =======   =======     ========
Total debt....................................  47,344    88,489          --
                                               -------   -------     --------
Stockholders' equity:
 Preferred stock, par value $.01 per share,
  10,000,000 authorized shares, no shares
  issued and outstanding......................     --        --           --
 Common stock, par value $.01 per share,
  200,000,000 authorized shares;     shares
  issued and outstanding actual;     shares
  issued and outstanding pro forma, and
  shares issued and outstanding pro forma as
  adjusted....................................      50        50           50
 Additional paid-in capital...................   5,261       --       120,000
 Retained earnings............................  35,894    (2,174)      (2,174)
                                               -------   -------     --------
Total stockholders' equity....................  41,205    (2,124)     117,876
                                               -------   -------     --------
Total capitalization.......................... $88,539   $86,365     $117,876
                                               =======   =======     ========

--------
(1) Reflects the effects of the Reorganization, including payment of the Dividend through the Stockholders Notes and the incurrence of the Deferred Tax Liability.
(2) See Notes B, C and D to Combined Financial Statements for information concerning the Company's short-term debt, long-term debt and capitalized lease obligations.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996 was
approximately $41 million, or $   per share of Common Stock. Pro forma net
tangible book value per share represents the amount of total assets less total liabilities, divided by the number of shares of Common Stock outstanding as of June 30, 1996, on a pro forma basis before giving effect to the Reorganization and this Offering. After giving effect to the Reorganization, including the Dividend, and the receipt by the Company of the net proceeds from the sale of shares of Common Stock offered by the Company hereby, assuming an initial public offering price of $ , and after deducting the estimated underwriting discount and offering expenses to be paid by the Company, the pro forma net tangible book value of the Company as of June 30, 1996, would have been $
million, or $   per share. This represents an immediate increase in net
tangible book value of $.  per share to existing stockholders and an immediate
dilution of $   per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............           $
     Pro forma net tangible book value per share as of June 30,
      1996, before this Offering and the Reorganization..........
     Decrease per share attributable to the Dividend and deferred
      taxes(1)...................................................     (  )
     Increase per share attributable to new investors............
                                                                   ------
   Pro forma net tangible book value per share as of June 30,
    1996, after this Offering and the Reorganization.............
                                                                           ----
   Dilution per share to new investors...........................          $
                                                                           ====

--------
(1) Includes amounts necessary to pay the Dividend and record deferred income taxes upon conversion of each of the West Affiliates, Canada and IBS from an S Corporation to a C Corporation. See "Reorganization and Termination of S Corporation Status."

  The following table sets forth, on a pro forma basis as of June 30, 1996, after giving effect to the Reorganization, including the Dividend, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by the new investors purchasing shares of Common Stock from the Company in this Offering (before deducting the estimated underwriting discount and offering expenses to be paid by the Company):

                                         SHARES         TOTAL
                                       PURCHASED    CONSIDERATION
                                     -------------- -------------- AVERAGE PRICE
                                     NUMBER PERCENT AMOUNT PERCENT   PER SHARE
                                     ------ ------- ------ ------- -------------
   Existing stockholders............             %
   New investors....................                            %
                                     -----    ---   -----    ---        ---
     Total..........................          100%           100%
                                     =====    ===   =====    ===

  The foregoing tables assume no exercise of the Underwriters' over-allotment option or of any outstanding options.

                SELECTED COMBINED FINANCIAL AND OPERATING DATA

  The selected historical financial and operating data below for the periods and at the dates indicated should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus. The unaudited Combined Financial Statements of the Company as of and for the six months ended June 30, 1996, reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The data is presented on a combined basis giving effect to the Reorganization. The selected combined historical financial data for each of the five fiscal years in the period ended December 31, 1995 and six months ended June 30, 1995 are derived from audited Combined Financial Statements of the Company.

                                                                              SIX MONTHS
                                    YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                          -----------------------------------------------  ------------------
                           1991      1992      1993      1994      1995      1995      1996
                          -------  --------  --------  --------  --------  --------  --------
                              (IN THOUSANDS, EXCEPT SHARES, PER SHARE AND SELECTED
                                                 OPERATING DATA)
INCOME STATEMENT DATA:
 Revenue................  $69,873  $101,208  $142,508  $186,512  $256,894  $124,242  $154,467
 Cost of services.......   38,579    56,181    77,785   102,707   146,531    70,140    87,968
 Selling, general and
  administrative
  expenses..............   21,675    32,789    45,041    51,904    70,575    31,894    40,298
 Litigation settlement..      --        --      4,400       --        --        --        --
                          -------  --------  --------  --------  --------  --------  --------
 Net operating income...    9,619    12,238    15,282    31,901    39,788    22,208    26,201
 Net other expense......     (704)     (600)   (1,020)   (1,195)   (3,050)   (1,213)   (1,337)
                          -------  --------  --------  --------  --------  --------  --------
 Net income before pro
  forma tax
  provision(1)..........    8,915    11,638    14,262    30,706    36,738    20,995    24,864
 Pro forma provision for
  income taxes(1).......    2,326     2,832     5,234    10,900    13,130     7,625     8,770
                          -------  --------  --------  --------  --------  --------  --------
 Pro forma net
  income(1).............  $ 6,589  $  8,806  $  9,028  $ 19,806  $ 23,608  $ 13,370  $ 16,094
                          =======  ========  ========  ========  ========  ========  ========
 Pro forma net income
  per share(1)(2).......                                         $         $         $
                                                                 ========  ========  ========
SUPPLEMENTARY PRO FORMA
 DATA:
 Net income(3)..........                                         $ 26,330  $ 14,708  $ 17,304
                                                                 ========  ========  ========
 Net income per common
  share(3)..............
                                                                 ========  ========  ========
 Weighted average common
  shares outstanding....
                                                                 ========  ========  ========
SELECTED OPERATING DATA:
 Operating margin.......     13.8%     12.1%     10.7%     17.1%     15.5%     17.9%     17.0%
 Number of workstations
  (at end of period)....      973     1,693     2,095     2,228     3,158     2,894     3,438
 Number of ports(4) (at
  end of period)........    1,380     2,070     2,530     3,496     3,870     3,496     5,372

                                        DECEMBER 31,                           JUNE 30, 1996
                          ------------------------------------------ ----------------------------------
                                                                                           PRO FORMA AS
                           1991    1992     1993     1994     1995    ACTUAL  PRO FORMA(5) ADJUSTED(6)
                          ------- -------  -------  ------- -------- -------- ------------ ------------
 BALANCE SHEET DATA:
 Working capital........  $    38 $(4,905) $(4,742) $ 5,408 $  6,550 $  4,669   $  4,669     $ 36,180
 Property and equipment,
  net...................   13,833  21,587   26,396   30,820   45,889   49,004     49,004       49,004
 Total assets...........   33,198  49,546   60,225   88,880  123,452  128,705    128,705      128,705
 Total debt(7)..........   17,581  26,195   23,913   32,608   41,743   47,334     88,489          --
 Stockholders' equity...    6,488  10,047   13,850   28,593   40,218   41,205     (2,124)     117,876

--------
(Footnotes on following page)

(1) Prior to the Reorganization, each of the West Affiliates, Canada and IBS were S Corporations that were not subject to federal and certain state corporate income taxes. The income statement data reflects a pro forma provision for income taxes as if the reorganized Company had been subject to federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined federal and state tax rate. See "Reorganization and Termination of S Corporation Status" and
    Note I to Combined Financial Statements.
(2) Pro forma net income per share amounts were calculated using     shares,
    the number of shares of Common Stock outstanding after giving effect to the Reorganization plus those shares necessary to be issued in this Offering to fund payment of a portion of the Stockholders Notes equal to $41.15 million. See "Reorganization and Termination of S Corporation Status."
(3) Supplementary pro forma net income per share amounts were calculated using shares, the number of shares of Common Stock outstanding after giving effect to the Reorganization plus those shares necessary to be issued in this Offering to fund payment of a portion of the Stockholders Notes equal to $41.15 million and the application of the estimated proceeds of this Offering to repay certain debt of the Company as if such application occurred on January 1, 1995 as described under "Use of Proceeds."
(4) A port is a computer's digital interface to a single telephone line for automated voice response call processing.
(5) Adjusted to give effect to the Reorganization. See "Reorganization and Termination of S Corporation Status."
(6) Adjusted to give effect to payment of a portion of the Stockholders Notes equal to $41.15 million and the Deferred Tax Liability related to the Reorganization, this Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."
(7) See "Capitalization" and Notes B, C and D to Combined Financial
    Statements.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with "Selected Financial and Operating Data" and the Combined Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  West Telemarketing Corporation was formed in 1986 and, together with its affiliates, is one of the largest independent teleservices companies in the United States. During the first nine months of operations, the Company focused its resources on designing and building an automated call- processing platform to effectively manage large volumes of inbound calls ("Inbound"). In January 1989, the Company began offering automated voice response services utilizing its own proprietary technology platform ("Interactive"). In May 1990, the Company began offering outbound teleservices utilizing state-of-the-art workstations staffed by highly trained teleservices representatives ("Outbound"). The Company is a leading provider of each of these services to businesses on an outsourced basis. The Company also believes it has established a distinct competitive advantage in its ability to offer a range of services through its three operating divisions (Inbound, Interactive and Outbound) on a fully integrated basis.

  REVENUE: Inbound services represented approximately 31.5% and 28.9% of total revenue for the six months ended June 30, 1996 and for the year ended December 31, 1995, respectively. Revenue for inbound services is primarily generated on the basis of the number of calls received and processed on behalf of clients. The Company also generates revenue by providing assistance to clients in the design and implementation of new applications.


  Interactive services represented approximately 40.8% and 38.4% of total revenue for the six months ended June 30, 1996 and for the year ended December 31, 1995, respectively. Revenue for interactive services is primarily generated on the basis of total billable minutes as measured between a caller and the Company's automated voice response units. The Company also generates revenue by providing billing and collection services for pay per call programs.

  Outbound services represented approximately 27.7% and 32.7% of total revenue for the six months ended June 30, 1996 and for the year ended December 31, 1995, respectively. Revenue for outbound services is generated on an hourly basis as calls are placed by the Company's marketing representatives on behalf of its clients. The Company also generates revenue by providing assistance to its clients in the design and programming of customized applications.

  EXPENSES: Costs of telecommunications services incurred by the Company are primarily comprised of long distance transmission charges. The Company effectively manages its telecommunications costs through a long-term services contract with AT&T which includes an established rate schedule subject to certain call volume commitments. As one of the largest clients of AT&T, the Company believes it has negotiated a favorable contract at an attractive service rate. The Company has also entered into a number of equipment maintenance and network management contracts with AT&T in order to facilitate reliable and efficient network operations. Rates for telecommunications services are primarily determined by total call volume and level of network management and technical support under contract. See "Business--Facilities and Service Fortification".


  The Company manages its direct labor costs through its flexible staffing and scheduling initiatives. In particular, the Company has developed its own proprietary scheduling systems which are designed to optimize staffing and pay levels in anticipation of fluctuating call volumes as clients' campaigns are scheduled. The Company seeks to control its direct labor costs by decentralizing its operations and by seeking new geographic markets which offer attractive labor market characteristics for its Inbound and Outbound services. Direct labor rates fluctuate based upon local market factors such as the size and availability of a part-time workforce in addition to local economic growth. Labor rates are adjusted, as necessary, to attract the required number of service representatives during seasonal fluctuations. See "Business--Call Management Systems".

  Selling, general and administrative expenses consist of all expenses that support the ongoing operation of the Company. These expenses include costs related to division management, facilities costs, equipment depreciation and maintenance, allowance for doubtful accounts, sales and marketing activities, client support services, and corporate management costs. Changes in selling, general and administrative expenses primarily reflect the addition of new facilities over certain periods or expanded marketing activities.

  Each of the West Affiliates has been treated for federal income tax purposes as an S Corporation under the Internal Revenue Code. As a result, the stockholders of each of the West Affiliates, rather than the West Affiliates, have paid all federal income tax on the West Affiliates' income. Each of the West Affiliates has made periodic distributions to its stockholders in amounts approximately equal to its stockholders' corresponding tax liabilities associated with such companies' earnings plus amounts representing a portion of retained earnings. Additionally, the Company has earned state income tax credits in Nebraska under a job creation and investment incentive program. As a result, the West Affiliates' stockholders have paid little, if any, state income tax in Nebraska. Subsequent to the Reorganization, the Company will be considered a C Corporation for federal and state income tax purposes. The Company will still be eligible for similar tax credits in Nebraska, at least through 1998, so long as the Company continues to create additional employment positions within that state. As the Company opens new facilities in states without job or investment tax credits, or in states with corporate income taxes, its effective tax rate may increase. See "Reorganization and Termination of S Corporation Status."

RESULTS OF OPERATIONS

  The following table sets forth the Combined Statement of Operations Data as a percentage of revenue for the periods indicated:

                                    YEAR ENDED           SIX MONTHS ENDED
                                   DECEMBER 31,              JUNE 30,
                                 ---------------------   -------------------
                                 1993    1994    1995      1995       1996
                                 -----   -----   -----   --------   --------
Revenue......................... 100.0 % 100.0 % 100.0 %    100.0 %    100.0 %
Cost of services................  54.6    55.1    57.0       56.5       56.9
Selling, general and
 administrative expenses........  31.6    27.8    27.5       25.7       26.1
Litigation settlement...........   3.1     --      --         --         --
                                 -----   -----   -----   --------   --------
Net operating income............  10.7    17.1    15.5       17.8       17.0
Other income (expense)..........  (0.7)   (0.6)   (1.2)      (0.9)      (0.9)
                                 -----   -----   -----   --------   --------
Net income before pro forma
 income tax expense.............  10.0    16.5    14.3       16.9       16.1
Pro forma income tax expense....   3.7     5.9     5.1        6.1        5.7
                                 -----   -----   -----   --------   --------
Pro forma net income............   6.3 %  10.6%    9.2 %     10.8 %     10.4 %
                                 =====   =====   =====   ========   ========

 SIX MONTHS ENDED JUNE 30, 1996 AND 1995

  REVENUE: Revenue increased $30.3 million or 24.4% to $154.5 million in the first six months of 1996 from $124.2 million in the comparable period of 1995. The increase in revenue included $5.4 million derived from new clients and $24.9 million derived from existing clients. The overall revenue increase is attributable to higher call volumes.

  COST OF SERVICES: Cost of services represents direct labor, telephone expense and other costs directly related to teleservices activities. Costs of services increased $17.9 million or 25.5% for the first six months ended June 30, 1996 to $88.0 million from $70.1 million for the comparable period of 1995. As a percentage of revenue, cost of services increased to 56.9% in the six months ended June 30, 1996 from 56.5% in the comparable period of 1995, principally as a result of higher telephone costs attributable to a lower margin mix of interactive revenues.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A"): SG&A expenses increased by $8.4 million or 26.3% to $40.3 million for the six months ended June 30, 1996 from $31.9 million for the comparable period in 1995. As a percentage of revenue, SG&A expenses increased to 26.1% for the six months ended June 30, 1996 from 25.7% for the comparable period in 1995. The increase is primarily due to an increase in depreciation expense associated with call center expansion.

  NET OPERATING INCOME: Net operating income increased by $4.0 million or 18.0% to $26.2 million for the six months ended June 30, 1996 from $22.2 million for the comparable period in 1995. As a percentage of revenue, net operating income declined to 17.0% in the six months ended June 30, 1996 compared to 17.8% in the comparable 1995 period due to the factors discussed above.

  OTHER INCOME (EXPENSE): Other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest expense from short-term and long-term borrowings under credit facilities and capital leases, state income taxes and other expense. Other expense remained virtually unchanged at $1.3 million for the six months ended June 30, 1996.

  PRO FORMA NET INCOME: Pro forma net income increased by $2.7 million or 20.1% for the six months ended June 30, 1996, to $16.1 million from $13.4 million for the comparable period in 1995. Pro forma net income includes a provision for income taxes at effective rates of 35.3% for 1996 and 36.3% for 1995. These rates reflect the combined federal and state income tax rate of the Company as if it had been treated as a C Corporation. The decrease in the effective tax rate is attributable to increased tax credits available under a Nebraska incentive program.

 YEARS ENDED DECEMBER 31, 1995 AND 1994

  REVENUE: Revenue increased $70.4 million or 37.7% to $256.9 million in 1995 from $186.5 million in 1994. The increase in revenue included $24.2 million derived from new clients and $46.2 million derived from existing clients. The overall revenue increase is attributable principally to higher call volumes.

  COST OF SERVICES: Cost of services increased $43.8 million or 42.7% to $146.5 million in 1995 from $102.7 million in 1994. As a percentage of revenue, cost of services increased to 57.0% in 1995 from 55.1% in 1994. The increase was primarily attributable to increased labor rates experienced in the Company's Inbound division, offset partially by lower telephone costs.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: SG&A expenses increased by $18.7 million or 36.0% to $70.6 million for 1995 from $51.9 million for 1994. As a percentage of revenue, SG&A expenses decreased to 27.5% in 1995 from 27.8% in 1994. The decrease as a percentage of revenue primarily reflects greater efficiencies achieved through higher call volumes.

  NET OPERATING INCOME: Net operating income increased $7.9 million or 24.8% to $39.8 million in 1995 from $31.9 million in 1994. As a percentage of revenue, net operating income decreased to 15.5% in 1995 from 17.1% in 1994 due to the factors discussed above.

  OTHER INCOME (EXPENSE): Other income (expense) increased $1.8 million or 150.0% to $3.0 million in 1995 from $1.2 million in 1994. This increase was primarily due to increased interest expense from higher average borrowings outstanding.

  PRO FORMA NET INCOME: Pro forma net income increased by $3.8 million or 19.2% to $23.6 million in 1995 from $19.8 million in 1994. Pro forma net income includes a provision for federal and state income taxes at effective rates of 38.0% and 36.4% for 1995 and 1994, respectively. These rates reflect the combined federal and state income tax rate as if the Company had been treated as a C Corporation, less applicable credits. The increase in the effective tax rate in fiscal 1995 is attributable to higher state income taxes due to a larger proportion of total revenues generated outside of Nebraska.

 YEARS ENDED DECEMBER 31, 1994 AND 1993:

  REVENUE: Revenue increased by $44.0 million or 30.9% to $186.5 million in 1994 from $142.5 million in 1993. The increase in revenue included $25.9 million derived from new clients and $18.1 million derived from existing clients. The overall revenue increase is attributable to higher call volumes.

  COST OF SERVICES: Cost of services increased $24.9 million, or 32.0%, to $102.7 million in 1994 from $77.8 million in 1993. As a percentage of revenue, cost of services increased to 55.1% in 1994 from 54.6% in 1993. The increase is attributable to higher labor costs partially offset by lower telephone costs.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: SG&A expenses increased by $6.9 million, or 15.3%, to $51.9 million for 1994 from $45.0 million in 1993. As a percentage of revenue, SG&A expenses decreased to 27.8% in 1994 from 31.6% in 1993. The decrease as a percentage of revenue principally reflects improved operating efficiencies and lower bad debt expense. The decrease in bad debt expense was due to increased retention of proceeds held in reserve to protect against uncollectible pay per call billings.

  NET OPERATING INCOME: Net operating income increased $16.6 million, or 108.5%, to $31.9 million in 1994 from $15.3 million in 1993. As a percentage of revenues, net operating income increased to 17.1% in 1994 from 10.7% in 1993. In 1993, the Company recorded a one-time litigation settlement expense of $4.4 million in connection with certain patent rights on processes used in Interactive. Excluding the litigation settlement expense, 1993 operating income margin would have been 13.8%.

  OTHER INCOME (EXPENSE): Other income (expense) remained relatively unchanged at $1.2 million in 1994 compared to $1.0 in 1993.

  PRO FORMA NET INCOME: Pro forma net income increased by $10.8 million, or 120.0% to $19.8 million in 1994 from $9.0 million in 1993. Pro forma net income includes a provision for federal and state income taxes at effective rates of 36.4% and 37.0% for 1994 and 1993, respectively. Excluding the after-tax one-time charge of $2.8 million from the above-noted litigation settlement in 1993, pro forma net income would have increased $8.0 million or 67.8% in 1994 from an adjusted $11.8 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of liquidity has been cash flow from operations, supplemented by borrowings under its revolving bank lines of credit.

  The Company's credit facilities consist of $8.0 million and $4.5 million revolving credit facilities, with outstanding balances of $6.0 million and $3.0 million, respectively, at June 30, 1996. Advances under the revolving credit facilities bear interest at the banks' prime rate less 0.25% and 0.50%, respectively. The revolving credit facilities terminate on June 30, 1997, and July 1, 1997, respectively. Aggregate borrowings under the revolving credit facilities are limited to 80% of eligible accounts receivable. At June 30, 1996, the Company had term loans with banks that totaled $11.3 million, which were used to fund capital expenditures and real estate investments. Repayment of all bank debt is secured by the Company's accounts receivable, equipment, real estate, and other assets. In addition, the Company's loan agreements contain certain financial covenants and restrictions.

  The Company also has a $30 million revolving bank line used to fund an accounts receivable financing program offered to certain customers in the pay per call industry. Borrowings under the facility are limited to a borrowing base of pledged accounts receivable from certain of the Company's qualified customers which are assigned by the Company to the bank. The outstanding borrowings under this facility were $15.8 million at June 30, 1996. This credit facility expires on June 30, 1997.

  Net cash flow from operating activities was $20.9 million for the six months ended June 30, 1996, compared to $20.6 for the same period in 1995, and was $47.6 million, $33.4 million and $24.8 million for the years ended 1995, 1994 and 1993, respectively. The increase in each period was due principally to higher net income and depreciation and amortization each year, partially offset by increased cash used for accounts receivable resulting from growth in revenue. Cash flow from operating activities was relatively unchanged in the six months ended June 30, 1996 compared to the same 1995 period, as higher net income and depreciation and amortization was offset by lower payables due principally to timing differences.

  Net cash flow used in investing activities was $9.1 million for the six months ended June 30, 1996 compared to $12.0 million in the same period in 1995, and was $14.9 million, $16.9 million, and $13.9 million for the years ended 1995, 1994, and 1993, respectively. The increase in each period was primarily due to investments in call centers to support the growth of the business, in addition to the purchase of real estate in 1993 for $2.5 million and in 1995 for $3.2 million.

  Net cash flow used in financing activities was $18.5 million for the six months ended June 30, 1996 compared to $10.2 million for the same period in 1995, and was $24.8 million, $11.6 million and $13.2 million for the years ended 1995, 1994, and 1993, respectively. The net cash flow used in financing activities for all periods reflect distributions made to the existing stockholders to cover tax liabilities as S Corp. shareholders and to provide a return on capital, offsetting borrowings under the Company's credit facilities, net of repayments.

  The Company intends to use the net proceeds of the Offering as follows: (i) to repay total outstanding debt of $47.3 million comprised of (a) an aggregate of $9.0 million outstanding under its revolving credit facilities, (b) $15.8 million outstanding under its customer account receivable financing facility,
(c) $11.3 million in term loans and (d) $11.2 million in outstanding capital leases; (ii) approximately $41.2 million to repay the remaining balance of the Stockholders Notes created in connection with the declaration of a dividend to existing stockholders as part of the conversion of the Company to a C Corporation. The balance of the net proceeds will be used for working capital and general corporate purposes, including funding up to $20 million of the projected $23 million in capital expenditures for 1997. The Company expects to renew its revolving lines of credit when they expire and believes it could increase the amount of credit facilities, if needed.

  Capital leasing has been used to fund the majority of computer and telephone equipment, furniture and other equipment placed into service. All capital leases are for a three-year term with a bargain purchase option. The Company expects to exercise its right to purchase all equipment financed by leasing activity at maturity.

CAPITAL EXPENDITURES

  The Company's operations will continue to require significant capital expenditures for capacity expansion and upgrades. Capital expenditures, which includes the acquisition of equipment through the assumption of capital leases, were $26.4 million in 1995, $11.5 million in 1994 and $11.5 million in 1993. The Company expects to invest approximately $20 million in capital expenditures in 1996 (of which $9.6 million was invested through June 30, 1996). The Company projects its capital expenditures for 1997 to be approximately $23 million, primarily for the capacity expansion and upgrades at existing facilities and the addition of four new call centers. The Company expects to use a portion of the proceeds from this Offering to fund 1997 projected capital expenditures, with the balance to be financed through short term capital leases.

  The Company believes that the cash flow from operations, together with the net proceeds of this Offering and available borrowings under its credit facilities will be adequate to meet its capital requirements for the foreseeable future.

INFLATION

  The Company does not believe that inflation has had a material effect on its results of operations. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

NEW ACCOUNTING PRONOUNCEMENT

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company is required to adopt this standard for the year ending December 31, 1996. The Company has elected to adopt the disclosure requirement of this pronouncement. The adoption of this pronouncement will have no impact on the Company's financial position or results of operations.

                                   BUSINESS

GENERAL

  The Company is one of the largest independent teleservices companies in the United States, and provides a full range of customized telecommunications-based services to business clients on an outsourced basis. The Company is a leading provider in each of inbound operator services, automated voice response services and outbound direct teleservices. Inbound operator services consist of live operator call-processing applications such as order capture, customer service and product support. Automated voice response services consist of computerized call-processing applications such as automated product information requests, computerized surveys and polling, and secure automated credit card activation. Outbound direct teleservices consist of live operator direct marketing applications such as product sales and customer acquisition and retention campaigns. The Company has developed its own proprietary technology platforms which enable it to integrate two or more of its services. The Company believes that its ability to offer integrated services for its clients distinguishes it from most of its competitors. The Company targets businesses in highly competitive, consumer-based industries, including telecommunications, insurance, banking, pharmaceuticals, public utilities, consumer goods and computer software services, that require large volume applications. Representative clients include: AT&T, America Online Inc, Commonwealth Edison Company, MBNA Corporation, Merck & Co., Inc., Sun Microsystems Inc., Time-Life, Inc. and Turner Broadcasting System, Inc. The Company's revenue and pro forma net income for 1995 were $256.9 million and $22.8 million, respectively.

  The Company currently operates approximately 4,000 telephone workstations in six state-of-the-art call centers located in Nebraska, Texas and Virginia which it uses for inbound and outbound services, and currently maintains approximately 5,600 proprietary interactive voice response ports for its automated voice response services. The Company has deployed multiple automatic call distributors, predictive dialers, a proprietary interactive voice response platform and multiple mainframe computer systems, in combination with an intelligent workstation environment, in order to fully automate and manage the Company's information-processing requirements. The Company believes it has designed and implemented the most sophisticated technology platforms in the teleservices industry, permitting it to provide flexible, high-quality and cost-effective service solutions for its clients.

INDUSTRY OVERVIEW

  The teleservices industry facilitates direct communication between companies and their current and prospective customers through telecommunications-based systems. Industry sources estimate that total media advertising expenditures in the United States were approximately $236 billion in 1995. Industry sources also estimate that teleservices expenditures were approximately $80 billion in 1995.

  ADVANTAGES OF TELESERVICES

  Many industries, including telecommunications, pharmaceuticals, consumer goods, banking and insurance, are experiencing increased competition to attract and retain customers, and accordingly many businesses are seeking to expand their direct contact with current and prospective customers. Many of these businesses are allocating more of their advertising and customer service expenditures to teleservices which effectively complement other marketing media such as television, radio and print advertising and enables businesses to quantify and evaluate the effectiveness of specific marketing expenditures. Teleservices is estimated to be the leading direct marketing medium by which approximately 81.0 million consumers purchased goods or services over the telephone in 1995.

  EVOLUTION OF THE TELESERVICES INDUSTRY

  The teleservices industry has evolved during the past ten years from primarily single-facility, low technology environments to large, full service organizations with multi-location, large volume call-processing centers utilizing advanced systems. Certain independent teleservices providers have invested an increasing amount of capital in large volume state-of-the-art call centers and advanced network technology. Larger service providers, which can achieve greater economies of scale, can more easily justify ongoing investment in sophisticated call management software, predictive dialers and automatic call distributors, to better provide premium quality and cost-effective services. Businesses are seeking to provide greater information for consumers to make informed purchase decisions as product and service offerings become more complex and varied. As an example, it is estimated that in the mid-1980's only 5% of United States companies offered toll-free lines as compared to approximately 75% today. These toll-free lines are estimated to handle an average of 60 million calls per day. Finally, businesses are increasingly recognizing the economic benefits of expanding relationships with existing customers through teleservices such as customer retention campaigns.

  ROLE OF OUTSOURCING

  Businesses historically have relied on in-house personnel to provide most telephone-based services. Industry sources estimate that expenditures for the "non-captive" portion of the industry, which is serviced on an outsourced basis by independent teleservices companies, were approximately $6 billion in 1995 (or 8% of the estimated total industry). Businesses are increasingly outsourcing their teleservices activities in order to focus their internal resources on their core competencies, to increase the productivity of their marketing services and to reduce overall teleservices expenditures. Providers of outsourced teleservices can offer clients lower overall teleservices costs due to economies of scale in sharing the cost of new technology among a larger base of users and higher capacity utilization rates. In fact, while the overall teleservices market is estimated to grow at approximately 8% per year for the next five years, the Company believes that the outsourced teleservices market in which the Company competes is growing at a significantly faster rate.

COMPANY STRATEGY

  The Company believes that it is one of the leading providers in the teleservices industry and is well positioned to benefit from the continued growth in outsourced teleservices. The Company's objective is to enhance its leading position in each of inbound, automated voice response and outbound services. The principal elements of the Company's strategy are:

 I. LEVERAGE ABILITY TO PROVIDE INTEGRATED SERVICE SOLUTIONS

  The Company seeks to apply its operating expertise in inbound, automated voice response and outbound services to develop customized service solutions which utilize the resources of each division on an integrated basis. The Company is able to integrate its service offerings by utilizing its voice and data networking technology and its proprietary software systems and hardware platforms. The Company is able to design and implement highly flexible applications which combine the large volume call capacity of automated voice response with the specialized customer service capabilities of inbound services. As an additional component of integration, customer follow-up can be scheduled and initiated through the Company's outbound services. This integrated offering provides a cost effective solution for the client and increases the productivity of the Company's live operators. Furthermore, the Company leverages its ability to provide integrated services by cross-selling its services to its clients to capture an increasing share of their outsourced business. The Company believes that its integrated service capabilities are a significant competitive advantage.

 II. PURSUE RECURRING LARGE VOLUME APPLICATIONS

  The Company has developed its facilities and operations specifically to provide effective service to clients which generate large and recurring call volumes. The Company has established a strong track record in successfully managing client programs which produce such volumes. The consistent revenue streams derived from these large volume and recurring applications help the Company manage its long-term growth.

 III. CAPITALIZE ON STATE-OF-THE-ART TECHNOLOGY

  The Company seeks to capitalize on its state-of-the-art technology, which enables the Company to offer premium quality, flexible and cost-effective service solutions to its clients. The Company believes that its significant and continuing investment in sophisticated call center technology, including proprietary interactive voice response technology, proprietary scheduling systems, computer telephony integration systems, advanced call management software systems and high speed, fault-tolerant computer systems, is a competitive advantage. In addition, the Company's proprietary software systems, hardware platforms and extensive networking technology allow it to provide customized client applications and integrate two or more of its inbound, automated voice response and outbound services. The Company continually seeks to improve its technological capabilities.

 IV. PROVIDE PREMIUM QUALITY SERVICES

  The Company believes that service quality is a critical factor in a potential client's decision to outsource its teleservices. The Company differentiates the quality of its services through its ability to quickly respond to new applications and short-term volume fluctuations, efficiently address staffing needs, and effectively employ operating systems that can process client campaign data and provide sophisticated reports. The Company also seeks to provide premium quality services through one of the industry's most extensive training programs and experienced management teams. The Company believes that it provides premium quality service to its clients and that the quality of its service is one of its competitive advantages.

 V. DEVELOP LONG-TERM CLIENT RELATIONSHIPS

  The Company focuses on developing long-term client relationships. Since the Company manages programs that interface with its clients' current or prospective customers, the Company seeks to develop a detailed understanding of each of its clients' specialized businesses. This process enables the Company to create customized solutions which meet clients' needs and minimize client turnover. As a result, the Company is better positioned to cross-sell its services and proactively offer new applications.

 VI. LEVERAGE STRONG MANAGEMENT EXPERIENCE

  The Company believes that its management team possesses more industry experience in each of inbound, automated voice response and outbound divisions than any of its competitors. The Company's management team has proven experience managing the rapid growth of the business. The founders of the Company are among the pioneers of key areas of the teleservices industry and the members of the management team have continued to contribute to the development of the teleservices industry. The Company believes that it has distinguished itself through its ability to attract and retain some of the most talented managers in the industry.

DESCRIPTION OF SERVICES


  The Company's organizational structure is outlined below:

                                      LOGO

 I. OPERATOR SERVICES ("INBOUND")

  Inbound provides live operator call-processing services, including order capture and customer service applications. Inbound was established in 1986 with the goal of becoming the leading inbound teleservices operation in the United States. It was one of the first service providers to fully automate its operations and to develop proprietary software systems to service the customized needs of its clients. In 1995, Inbound represented approximately 28.9% of the Company's revenue. The two divisions of Inbound are Direct Response Services and Custom Operator Services.

  DIRECT RESPONSE SERVICES. This division provides large volume inbound call-processing services. Inbound custom designs applications to meet client specifications for order capture, lead generation, customer service, dealer referral and other information processing campaigns. Direct Response Services receives incoming calls 24 hours per day, 365 days per year. Clients measure this division's service quality by its ability to (i) process a large volume of simultaneous incoming calls and (ii) to minimize the number of calls which receive a busy signal. Although this division processes call volume from other media such as radio, print and direct mail advertisements, approximately 90% of its call volume is generated via toll-free numbers appearing in television advertisements. This type of inbound campaign requires the capability to handle increases in call volumes over short periods of time.

  The Company utilizes automatic call distributors and digital switches to identify the toll-free number dialed by each caller. The toll-free number specifies the particular client campaign and designates customer, product, and service information to the operator and provides a highly structured script designed to aid in processing the transaction. Each individual operator may receive a call for one of hundreds of different client campaigns at any given time. Furthermore, the Company can immediately report information captured during the call to its client, the client's advertising agency and the client's designated fulfillment company. Caller information and campaign call volume summary reports are customized and may be transmitted to the client via magnetic tape, electronic transfer or facsimile per the client's instructions. Clients also have the ability to access real-time on-line program results by media source. Immediate access to call volume data allows the Company's clients to quickly determine the cost-effectiveness of various campaigns and to adjust their media expenditures accordingly.

  CUSTOM OPERATOR SERVICES. This division provides customized teleservices solutions on a dedicated basis to large business clients. The Company believes that many businesses are finding it increasingly difficult to provide high quality customer service and product support without diverting resources from their core businesses. In addition, it is expensive for these businesses to own, operate and maintain state-of-the-art call-processing facilities. The Company believes there are significant growth opportunities in outsourced teleservices for companies that can provide customized solutions on a dedicated basis. The Company's objective for this division is to provide a wide range of inbound telephone-based services including: (i) programs designed to enhance or maximize customer acquisition and retention; (ii) customer service and support; (iii) product support; (iv) collection services; (v) customer complaint resolution; and (vi) client satisfaction information.

 II. INTERACTIVE SERVICES ("INTERACTIVE")

  Interactive provides large volume automated voice response services which allow a caller to access information by means of a touch-tone telephone or voice prompt. Interactive began operations in 1989 with the goal of establishing the leadership position in automated voice response services. The Company believes that Interactive is currently the largest, fully automated call-processing operation in the United States. In 1995, Interactive represented approximately 38.4% of the Company's revenues. Interactive has developed proprietary software systems and hardware platforms to service the diverse needs of its clients and complements the Company's live operator service offerings.

  Interactive provides automated voice response services for a broad range of applications, which include secure automated credit card activation, information and entertainment services, polling and surveying, cellular fraud prevention service, automated product information requests, database management and enhancement, multiple caller conferencing, customer service and third-party caller transfers. Interactive is measured by its ability to process a large volume of simultaneous transactions. Additionally, Interactive designs customized applications to meet stated client specifications and offers a variety of voice recording services to aid in the design of an interactive voice application.

  Interactive specializes in processing large volumes of telephone transactions generated by print, direct mail, radio and television broadcast advertisements. Interactive's clients typically advertise a toll-free or pay-per-call number designed to generate a prompt response. Interactive's automated voice-processing platforms may be accessed 24 hours per day, 365 days per year. Interactive's proprietary software systems and hardware platforms integrate the use of automated call distributors, digital switches and decentralized computers for database management with remote host computer interfaces and other peripheral processing activities. Interactive's proprietary technology systems along with inbound and outbound services, permit a caller to connect to a live operator to process data already captured through automated Voice Response Units ("VRUs"). Interactive utilizes VRUs or digital switches to identify the specific toll-free number dialed by the caller. The toll-free number will identify the specific client campaign and direct the call to the appropriate VRUs, switches, database machines, and other required hardware and software needed to fulfill the requirements of the client's application. Interactive was the first large scale platform to incorporate advanced services such as voice recognition for callers with rotary phones, and near real time transcription for quick data dissemination.

  Interactive's clients have remote access capability to modify their scripts and obtain instantaneous call count and program information. Interactive reports all information captured or disseminated during a transaction to its clients. Campaign information, summary reports and statistics are customized to meet a client's specifications.

 III. DIRECT TELESERVICES ("OUTBOUND")

  Outbound provides live operator direct marketing services. Outbound began operations in 1990 with the goal of becoming one of the leading teleservices organizations in the United States. In 1995, Outbound represented approximately 32.7% of the Company's revenue. Since Outbound operates in a more mature and competitive environment than Inbound and Interactive, Outbound focuses exclusively on high volume projects. The two divisions of Outbound are Consumer Direct Services and Business Direct Services.

  CONSUMER DIRECT SERVICES. This division provides business-to-consumer marketing services. While client applications may include product registration, customer acquisition and retention campaigns, lead generation, database enhancement and management, customer service and verification activities, the division's primary service is product sales. Outbound is typically measured by its ability to generate the highest net revenue per billable hour for its clients.

  The Company typically initiates contact with consumers that have been identified by a client as existing or potential customers. Integrated call management systems utilizing large-scale predictive dialers systematically call consumers and transfer successful connections to a designated marketing representative. As a call is presented to a marketing representative who has been trained for specific client applications, the consumer's name, address and other available information are simultaneously presented along with the client's customized script. The Company's proprietary software systems permit clients to immediately access on-line program results and shadow monitor the performance of all designated marketing representatives. The Company can report information captured, summary results and more detailed statistical analyses in a customized format for each of its clients.

  BUSINESS DIRECT SERVICES. This division provides business-to-business marketing services for clients whose target markets include thousands of small to medium sized businesses. These applications are designed to enhance and grow their database of information about their prospects and clients, schedule appointments for their regional and national sales forces, and sell services to accounts that may not warrant a face-to-face sales presentation.

OPERATIONS AND FACILITIES

  The Company currently operates four automated voice response facilities with approximately 4,000 telephone workstations and approximately 5,600 ports and six state-of-the-art call centers. Certain of the Company's call centers can be used interchangeably by both Inbound and Outbound.

  Inbound operates three large volume, automated call-processing facilities located in Omaha, Nebraska, San Antonio, Texas and Hampton, Virginia. These facilities consist of approximately 1,800 computer-assisted workstations. In 1995, Inbound employed an average of approximately 2,700 operators per day with peak employment of approximately 3,200 operators per day.

  Interactive operates four large volume, automated voice response platforms located in Omaha, Nebraska (two platforms), San Antonio, Texas and Calgary, Alberta (Canada). Interactive has a total capacity of approximately 5,600 voice response ports. Interactive is not a labor intensive business and currently employs approximately 180 managerial, staff and administrative personnel.

  Outbound operates three large volume, automated facilities located in San Antonio, Texas, Universal City, Texas and El Paso, Texas, and expects a fourth facility in Killeen, Texas to become operational in December 1996. Outbound currently maintains approximately 2,200 computer-assisted workstations and in 1995 employed an average of 2,400 marketing representatives per day with peak employment of approximately 3,000 marketing representatives per day.

  The following table summarizes the location of, and the number of telephone workstations at each of the Company's call centers for each of Inbound, Interactive and Outbound.

                                           NUMBER OF             NUMBER OF
     CALL CENTERS                    TELEPHONE WORKSTATIONS VOICE RESPONSE PORTS
     ------------                    ---------------------- --------------------
     Inbound
       Omaha, Nebraska..............           737                   --
       San Antonio, Texas...........           536                   --
       Hampton, Virginia............           577                   --
                                             -----
         Inbound Total..............         1,850                   --
                                             -----
     Interactive
       Omaha, Nebraska..............           --                  4,347(a)
       San Antonio, Texas(a)........           --                  1,687
       Calgary, Alberta.............           --                    230
                                             -----                 -----
         Interactive Total..........           --                  6,264
                                             -----                 -----
     Outbound
       San Antonio, Texas...........         1,021                   --
       Universal City, Texas........           640                   --
       El Paso, Texas...............           504                   --
       Killeen, Texas...............           272(b)                --
                                             -----                 -----
         Outbound Total.............         2,437                   --
                                             -----                 -----
     Total..........................         4,287                 6,264
                                             =====                 =====

--------
(a) Includes 644 ports which are expected to become operational in December
    1996.
(b) Currently under development. Expected to be operational in December 1996.

  The Company occupies approximately 597,000 square feet of office space. All facilities described above other than the facilities located in San Antonio, Texas are leased.

  The Company believes that its facilities are adequate for its foreseeable needs and that additional space will be available as required. See Note D to Combined Financial Statements for information regarding the Company's obligations under its facilities leases.

FACILITIES AND SERVICE FORTIFICATION

  The Company recognizes the importance of providing uninterrupted service for its clients. The Company has invested significant resources to develop, install and maintain what it believes to be the most reliable facilities and systems in the teleservices industry. All of the Company's service facilities and systems are designed to maximize system in-service time and minimize the possibility of telecommunications outage, commercial power loss or equipment failure. The Company believes that this level of reliability provides an important competitive advantage.

  Inbound's and Interactive's call centers are served by redundant long distance and local access facilities. Each call center is serviced by dual central office switches, providing split access flexible egress routing capabilities, as well as backup access into each facility, using dual fiber ring SONET-based self-healing network architectures. All inbound numbers directed to a Company facility are appended with dual routing instructions in the event of an error on the primary network path. These capabilities allow incoming calls to be redirected via an alternate long distance switch and/or through a backup access line in the unlikely event of a long distance or local network failure.

  The Company's systems also feature operational redundancy. The Company uses automatic call distributors with dual processors and online automatic backup and fault-tolerant mainframe computers with spontaneous dual backup for all processors, disk management and mechanical functions. Copies of all proprietary Company software systems and client application software reside in a secure off-site storage facility. The Company actively monitors all critical components of its call-processing facilities 24 hours per day, 365 days per year. Each facility also has a stand-alone primary power system and both battery backup and diesel generator backup power systems.

PERSONNEL AND TRAINING


  The Company believes that a key component of its success is the quality of its employees. As a large-scale service provider, the Company is continually refining its approach to recruiting, training and managing its employees. The Company has established procedures for the efficient weekly hiring and training of hundreds of qualified employees. These procedures, coupled with the Company's proprietary scheduling system, enable the Company to provide flexible scheduling and staffing solutions to meet a client's needs for additional resources.

  The Company offers extensive classroom and on-the-job training programs for personnel, including instruction regarding call-processing procedures, direct sales techniques, customer service guidelines, telephone etiquette and proper use of voice inflections. Telephone representatives receive professional training lasting from four to 21 days, depending upon the client's program and the nature of the services being provided. In addition to training designed to enhance job performance, employees are also given a detailed description of the Company's organizational structure, standard operating procedures, and business philosophies.

  In 1995, the Company employed an average of approximately 4,900 telephone representatives per day for its inbound services and outbound services with peak employment of approximately 6,200 operators per day. In addition, the Company currently employs approximately 1,600 management, staff and administrative employees. The Company considers its relations with its employees to be good.

CALL MANAGEMENT SYSTEMS

  The Company specializes in processing large and recurring call volumes. In each of Inbound, Interactive and Outbound, the Company works closely with its clients to accurately project future call volumes. The Company uses the following practices to efficiently manage its call volumes:

  HISTORICAL TRENDS ANALYSES. The Company tracks weekly, daily and hourly calling trends for individual client programs for Inbound, Interactive and Outbound. The Company believes that the key to a cost efficient teleservices program begins with the effective planning of future call volumes to determine the optimal number of employees, workstations and calling ports that need to be deployed each hour. Based upon the Company's experience in processing large call volumes during the past ten years, it has accumulated the data necessary to differentiate the calling patterns of different applications such as order capture, lead generation and customer service.

  FORECASTING CALL VOLUMES/ESTABLISHING PRODUCTION PLANS. Call volumes are forecasted for each one-half hour increment for each day. Detailed assumptions are made regarding average length of call, average wait time between calls, average speed of answer, and service level targets to determine the actual number of calls that may be processed by a workstation or voice response port during a specific one-half hour increment. This process enables the Company to effectively determine the number of workstations and voice response ports needed for a given campaign.

  STAFFING AND SCHEDULING PLANS. Based upon the total number of workstations required to be staffed, a detailed schedule is created. These schedules are typically forecasted six to eight weeks in advance to assist the Company's personnel and training departments in hiring and training the desired number of personnel. Operators and marketing representatives are given regular work schedules that are designed to coincide with anticipated calling patterns and trends.

  The Company has developed a proprietary scheduling system that efficiently identifies variances between staff scheduled and staff needed. The system accommodates real-time adjustments to be made for personnel schedules as call volume projections fluctuate. Telephone agent personnel directly interact with the system to schedule additional hours or time off. The system is integrated into all attendance and payroll processing systems.

  FACILITY CALLING PLAN. Once staffing and scheduling plans have been developed, each division determines how to efficiently allocate the projected call volumes among its call centers. Each call center receives a detailed plan outlining the projected call volumes for each day of the week and each one-half hour increment of each day. Personnel schedules are produced to optimally match the projected calling volumes.

  NETWORK CONTROL. The Company interfaces directly with AT&T's nationwide long-distance network and has the ability to allocate call volumes among its various call centers on command. Traffic control specialists within the Company are responsible for comparing actual call volumes and trends to stated staffing and scheduling plans. When necessary, adjustments can be made to fine tune minor variances between actual call volumes and personnel that have been scheduled by facility. As a result, calls are optimally directed to available personnel. Network control monitors the status of all call-processing activities on a minute-by-minute basis. Minor real time variances between projected and actual calling trends are promptly input into the Company's database and the call management cycle repeats.

TECHNOLOGY/SYSTEMS DEVELOPMENT

  All proprietary software systems and hardware platforms for Inbound, Interactive and Outbound permit the design and execution of highly integrated service offerings which share consumer database files, source files, calling records and calling lists. All systems provide clients with the ability to directly interface and communicate with the Company's systems. The Company currently employs approximately 380 systems analysts, programmers and technicians to modify and enhance the Company's operating systems and to design client applications.

QUALITY ASSURANCE

  By the nature of its services, the Company establishes direct contact with the customer base of its clients. Given the importance of this role, the Company believes that its reputation for providing premium quality service is critical. Both the Company and its clients shadow monitor and evaluate the performance of telephone representatives to confirm that clients' programs are properly implemented using clients' approved scripts and that the telephone representatives meet clients' customer service standards. The Company regularly measures the quality of its services by reviewing such variables as average length of call, calls per hour, average speed of answer, sales per hour, rate of call abandonment and order conversion percentages. The Company's information systems enable the Company to provide clients with regular reports on a real-time basis as to the status of an ongoing campaign and to transmit summary data and captured information electronically to clients.

  The Company maintains a quality assurance department for each of Inbound, Interactive and Outbound that is responsible for the overall quality of the services being provided. A comprehensive performance appraisal is typically given to every telephone representative every six to eight weeks. The Company uses statistical summaries of the performance appraisal information for its training and operations departments to provide feedback and to identify telephone representatives who may need additional training.

SALES AND MARKETING

  The Company's sales and marketing strategy focuses on leveraging the Company's teleservices expertise, integrated service capabilities and reputation for premium quality service in order to cross-sell its services to existing clients and to develop new long-term client relationships. The Company also identifies industries that face increased competition, such as telecommunications, insurance, banking, pharmaceuticals, consumer goods and computer software, in which the Company can offer clients large-scale cost-effective solutions on an outsourced basis.

  The Company formulates detailed annual marketing plans. These plans contain objectives and milestones which are tracked regularly throughout the year. The sales organization consists of a vice president of sales for each division that manages a group of national account managers. A national account manager's primary responsibility is to solicit business from new prospects and to enhance existing client relationships. Commissions are paid on both new sales and incremental revenues generated from existing clients to provide the appropriate incentives for national account managers. Once a client campaign is initiated, a client services account manager is responsible for the daily management of the campaign.

COMPETITION

  The teleservices industry is highly fragmented and competitive. The Company's competitors in the teleservices industry range from very small firms catering to specialized applications and short-term projects to large independent firms and the in-house operations of many clients and potential clients. In addition, some of the Company's services compete with other forms of marketing such as mail, television and radio. While the Company has various competitors for each of its divisions, the Company believes that only a few competitors currently have the capability to provide more than one of inbound, automated voice-processing and outbound services. The Company believes that the principal competitive factors in the teleservices industry are capacity, flexibility of implementing customized solutions to clients' teleservices needs, technological expertise and price.

PROPRIETARY RIGHTS AND LICENSES

  The Company has made significant investments in the development of its proprietary software systems and hardware platforms. The Company relies on a combination of the protections provided by applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures, to establish and protect its proprietary rights. The Company does not license any of its software or hardware designs for use by others. Despite these precautions, there can be no assurance that misappropriation of the Company's proprietary software and hardware designs will not occur. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company. Further, there can be no assurance that intellectual property protection will be available in certain foreign countries should the Company commence operations outside North America.

GOVERNMENT REGULATION

  Teleservices sales practices are regulated at both the federal and state level. The significant growth of the telemarketing industry in the 1980's produced concern over the proliferation of unsolicited teleservices calls made to private residences. In response, Congress passed the Telephone Consumer Protection Act of 1991 (the "TCPA") as the first attempt at regulating the telemarketing industry. The Federal Communications Commission ("FCC") enacted rules pursuant to the TCPA in December 1992 which prohibit the initiation of telephone solicitations to residential telephone subscribers before 8:00 a.m. and after 9:00 p.m. and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The FCC rules also require the maintenance of a list of residential consumers that have stated that they do not want to receive telephone solicitations to ensure that companies avoid making calls to consumers on this list.

  In a further effort to combat telemarketing fraud, Congress also passed the Federal Telemarketing Consumer Fraud and Abuse Act of 1994 ("TCFAA") which authorized the Federal Trade Commission (the "FTC") to issue regulations designed to prevent deceptive and abusive telemarketing acts and practices. In 1995, the FTC issued its new Telemarketing Sales Rule, which went into effect in January 1996. The Telemarketing Sales Rule broadly defines telemarketing as a plan, program or campaign conducted to induce the sale of goods, or services through the use of one or more telephones and which involve more than one interstate telephone call. The Telemarketing Sales Rule covers most outbound telemarketing calls and certain inbound telemarketing calls. The Telemarketing Sales Rule excludes from its coverage, among other things, (i) certain calls initiated by customers in response to catalog offerings, (ii) calls initiated by customers in response to mass media advertisements, except advertising relating to investment opportunities, credit repair services, offers to recover money lost in previous telemarketing transactions or solicitations that represent a high likelihood of success in obtaining credit if a payment in advance of obtaining credit is required, (iii) certain calls initiated by customers in response to a direct mail solicitation, (iv) pay per call services which are subject to the FTC's 900 Number Rule, and (v) business-to-business calls except those involving the sale of nondurable office or cleaning supplies. The Telemarketing Sales Rule sets forth certain mandatory disclosures which must be made in connection with telephone sales, and requires that records be kept for a period of two years. The Telemarketing Sales Rule prohibits telemarketers from making any false or misleading statements to induce any person to pay for goods or services, from using threats, intimidation and profane or obscene language during calls, from causing any telephone to ring repeatedly or continuously with intent to annoy, abuse or harass any person and from engaging in other certain conduct. The Telemarketing Sales Rule also imposes potential liability on companies providing substantial assistance to those engaged in violations of the Telemarketing Sales Rule.

  In addition to the FTC's new Telemarketing Sales Rule, there are numerous state statutes and regulations governing telemarketing activities to which the Company is subject. These statutes impose restrictions on auto-dialed recorded message players, on solicitations initiated by or on behalf of the seller of goods or services and on the monitoring of telephone calls of telemarketer employees. Some states also require registration of any telemarketing campaign prior to any solicitation or attempted solicitation in connection therewith and impose certain mandatory disclosures which must be made during the course of the telephone calls. A number of states also provide that a sale cannot be final unless a written contract is delivered to and signed by the buyer and may be canceled within three business days. At least one state also prohibits telemarketers from requiring credit card payment. From time to time, bills are introduced in Congress which, if enacted, would regulate the use of credit information. The Company cannot predict whether this legislation will be enacted and what effect, if any, it would have on the Company or its industry.

  The FTC has also adopted regulations governing pay per call services (the "900 Number Rule") pursuant to the Telephone Disclosure and Dispute Resolution Act passed by Congress in 1992 ("TDDRA"). The 900 Number Rule prescribes the content of advertising for such services, requires that certain introductory disclosures be made (at no charge to the caller) and provides for the manner and content of billing and collection for such services. The FCC supplements this regulation by requiring that common carriers assign a telephone number to a provider of interstate pay per call services and offer billing and collection services to such a provider to assure compliance with the 900 Number Rule.

  The Telecommunications Act of 1996 also contains certain provisions which may impact upon the Company. Because of abuses that arose from pay per call services offering toll free numbers, the 1996 Act eliminated the tarriffed service exception from the pay per call rules and required the FCC to adopt new and more stringent rules for the use of toll free numbers for pay per call services. The FCC has proposed rules for the use of toll free numbers for pay per call services. The FCC has proposed rules designed to restrict the use of toll free numbers in connection with pay per call information programming. Among the most significant changes to the toll free number rules are that presubscription agreements now must be executed in writing, require the use of a PIN or other identifier unique to the subscriber and provide subscribers with a choice of billing method--direct remit, debit prepaid account phone bill or credit or calling card. As an alternative, information providers may charge information services provided via toll free numbers with a prepaid account or debit, credit, charge or calling card if there is a preamble disclosing the costs, the point when the charges begin and billing methods. There are also corresponding disclosure requirements for soliciting presubscription agreements and for consumers' billing statements.

  The industries served by the Company are also subject to varying degrees of government regulation. Generally, the Company relies on its clients and their advisors to develop the scripts to be used by the Company in making consumer solicitations. The Company generally requires its clients to indemnify the Company against claims and expenses arising with respect to the Company's services performed on its clients' behalf. The Company has never been held financially responsible for regulatory noncompliance by a client. The Company employees who complete sales for insurance companies are required to be licensed by various state insurance commissions and participate in regular continuing education programs, which are currently provided in-house by the Company.

  The Company believes it is in compliance with all federal and state regulations. The Company specifically trains its marketing representatives to handle calls in an approved manner, and maintains "do not call" lists.

  There can be no assurance, however, that the Company would not be subject to regulatory challenge for a violation of federal or state law by any of its clients.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Interactive Corp. is a defendant in a case brought in the United States District Court for the Southern District of Georgia, Augusta Division, captioned Lamar Andrews, individually and as Representative of a Class of All Other Persons Similarly Situated, Plaintiff v. American Telephone & Telegraph Company, et al., Defendants, No. CV 191-175. The District Court certified a master class of all persons who paid for one or more 900 number calls pertaining to programs offering sweepstakes, games of chance, awards, cash or other prizes, gifts or information on unclaimed funds. These calls were billed and collected by AT&T Corp. ("AT&T") and U.S. Sprint Communications Company Limited Partnership ("Sprint"). The District Court also certified a sub-class of those persons who paid, in the State of Georgia, for one or more such calls billed and collected by AT&T or Sprint. The complaint alleges that the programs at issue involved, among other things, acts of unlawful gambling, mail fraud and wire fraud in violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Communications Act of 1934, the federal common law of communications and other state and federal laws. The action seeks recovery of treble damages (which amount has not been specified), punitive damages, costs and attorneys' fees. On September 19, 1996, the United States Court of Appeals for the Eleventh Circuit ( F.3d (11th Cir. 1996)) reversed the District Court's order certifying the classes on the ground that the class action would be unmanageable. The plaintiffs have sought a rehearing before the Court of Appeals. The Company is unable to form an opinion as to the likelihood of an unfavorable outcome of the case.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers, directors and other key employees of the Company and their ages as of October 11, 1996 are as follows:

NAME                             AGE POSITION
----                             --- --------
Gary L. West....................  51 Chairman of the Board and Director(1)
                                     Vice Chair of the Board, Secretary and
                                     Director
Mary E. West....................  50
Troy L. Eaden...................  34 Chief Executive Officer and Director(1)
                                     President, Chief Operating Officer and
Thomas B. Barker................  41 Director
Michael A. Micek................  47 Chief Financial Officer and Vice
                                     President--Finance
Nancee R. Berger................  36 President--Interactive Services
John W. Erwin...................  33 President--Direct Teleservices
Lee Waters......................  37 Executive Vice President--Operator Services
Mark Lavin......................  39 Executive Vice President--Direct Response
                                     Services
Joseph L. Bradley...............  41 Executive Vice President--Systems and
                                     Technology
Dianne K. Ferris................  48 Chief Administration Officer and Vice
                                     President--Corporate Administration

--------
(1) Member of the Compensation Committee

  GARY L. WEST co-founded WATS Marketing of America ("WATS") in 1978 and remained with that company until 1985. Mr. West joined the Company in July 1987 after the expiration of a noncompetition agreement with WATS. Mr. West has served as Chairman of the Board since joining the Company. Mr. West and Mary E. West are husband and wife.

  MARY E. WEST co-founded WATS and remained until December 1985. In January 1986, she and Mr. Eaden founded the Company. Mrs. West has served as Vice Chair of the Company since 1987. Mrs. West and Mr. West are wife and husband.

  TROY L. EADEN co-founded the Company with Mrs. West in January 1986. He has served as the principal executive of the Company since 1989 and has formally held the title of Chief Executive Officer since March 1995. Mr. Eaden was employed by WATS from May 1980 to December 1985.

  THOMAS B. BARKER joined the Company in 1991 as Executive Vice President of Interactive. Mr. Barker was promoted to President and Chief Operating Officer of the Company in March 1995. Prior to joining the Company, he served as President and Chief Operating Officer of Cue Network Corp., a provider of nationwide paging and satellite data distribution services.

  MICHAEL A. MICEK joined the Company in 1988 and was appointed to his current position in 1990. Prior to joining the Company, Mr. Micek was a partner in the accounting firm of Blackman and Micek, P.C. from 1983 to 1988 and was employed by the accounting firm of Touche Ross from 1981 to 1983.

  NANCEE R. BERGER joined Interactive in 1989 as Manager of Client Services. Ms. Berger was promoted to Vice President of Interactive in May 1994. She was promoted to Executive Vice President of Interactive in March 1995, and to President of Interactive Services in October 1996. Before joining Interactive, she was Senior Project Manager at Applied Communications, Inc.

  JOHN W. ERWIN joined the Company in 1988 as Executive Vice President of Outbound. In March of 1995, Mr. Erwin became President--Direct TeleServices. Prior to joining the Company, Mr. Erwin held both management and ownership positions with Dial America Marketing and Telcom Communications Marketing, Inc., both of which provide outbound telemarketing services.

  LEE WATERS joined the Company in 1994 as a Vice President of Sales and Marketing for Inbound and was promoted to Executive Vice President--Operator Services in 1996. Prior to joining the Company, he was employed by Federal Express. From 1989 until 1992 at Federal Express, he was a District Sales Manager of the Commonwealth District and in 1992 he became the Regional Manager of the Catalog and Remail Services Division.

  MARK LAVIN joined the Company in 1996 as Executive Vice President--Direct Response Services. From 1991 until 1996, he held various management positions in reservation services for Radisson Hospitality Worldwide.

  JOSEPH L. BRADLEY has been at the Company since its inception in 1986. Mr. Bradley is Executive Vice President--Systems and Technology. Prior to joining the Company, Mr. Bradley worked in information systems from 1982 to 1986 with First Data Resources.

  DIANNE K. FERRIS joined the Company in 1988 as Vice President of Operations--Inbound. In February 1991, Ms. Ferris was promoted to Vice President--Corporate Administration and Chief Administration Officer. Prior to joining the Company, Ms. Ferris was Vice President of Administration and Corporate Planning for Mutual of Omaha Fund Management Company.

  The Board of Directors is divided into three classes. Within 90 days following the closing of this Offering, the Company expects to increase the size of the Board of Directors to add two independent directors. Effective upon the closing of this Offering, the Board of Directors will be divided into three classes. One class of directors is elected each year at the annual meeting of stockholders for terms of office expiring after three years. The terms of Thomas B. Barker and one of the independent directors will expire in 1997, the terms of Troy L. Eaden and Mary E. West will expire in 1998 and the terms of Gary L. West and the other independent director will expire in 1999. Each director serves until the expiration of his term and thereafter until his successor is duly elected and qualified. Executive officers of the Company are appointed by the Board of Directors on an annual basis.

BOARD COMMITTEES

  The Board of Directors has established a Compensation Committee, comprised of Troy L. Eaden, Gary L. West and the two independent directors (the "Compensation Committee"), which provides recommendations concerning salaries and incentive compensation for employees of, and consultants to, the Company and administers the Company's 1996 Stock Incentive Plan. The Board of Directors will also establish an Audit Committee, which reviews the results and scope of the annual audit of the Company's financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee also makes recommendations to the Board of Directors on the engagement of the independent accountants as well as other matters which may come before the Audit Committee or at the direction of the Board of Directors. The independent directors are expected to comprise a majority of the members of the Audit Committee.

DIRECTORS' ANNUAL COMPENSATION

  During the fiscal year ended December 31, 1995, members of the Board of Directors received no directors' fees. The Company is obligated to reimburse the members of the Board of Directors for all reasonable expenses incurred in connection with their attendance at directors' meetings. No director made any claim for reimbursement in fiscal 1995. Following this Offering, members of the Board of Directors who are not officers or employees of the Company will receive $2,000 per meeting plus reasonable expenses incurred in connection with their attendance at directors' meetings. Pursuant to the 1996 Stock Incentive Plan, these directors will be granted options to acquire 1,000 shares for each year of service. The options will become vested and exercisable at the end of the director's term in office.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee will be composed of Troy L. Eaden, Gary L. West and the two independent directors. See "Certain Transactions." During the fiscal year ended December 31, 1995, the Company did not have a compensation committee of the Board of Directors, and Troy L. Eaden made all executive officer compensation decisions.

EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning compensation earned in the fiscal years ended December 31, 1995, 1994 and 1993, by the Company's chief executive officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). There were no stock options or stock appreciation rights outstanding during the fiscal year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                                        --------------------
                                 FISCAL                           ALL OTHER
   NAME AND PRINCIPAL POSITION    YEAR  SALARY($)  BONUS($)   COMPENSATION($)(1)
   ---------------------------   ------ ---------- ---------  ------------------
   Troy L. Eaden...........       1995     234,493         0        2,850
    Chief Executive Officer       1994     181,262         0        2,205
    and Director                  1993     165,375         0        4,134
   Thomas B. Barker........       1995     293,284   223,845        2,850
    President, Chief Operat-
     ing                          1994     148,850   500,749        2,138
    Officer and Director          1993     141,750   163,552        4,497
   Michael A. Micek........       1995     126,827   125,000        2,850
    Chief Financial Officer,      1994     103,769   100,000        2,205
    Vice President--Finance       1993      94,692    48,000        2,955
   Lee Waters(2) ..........       1995      97,543   158,088            0
    Executive Vice Presi-
     dent--                       1994      63,575         0            0
    Operator Services Divi-
     sion                         1993         --        --           --
   Wayne Harper............       1995      60,000   170,431        2,850
    Vice President--              1994      60,000   187,060        2,187
    Sales and Marketing           1993      60,000     5,668            0

--------
(1) Consists of amounts, if any, deferred by each Named Executive Officer pursuant to the Company's Employee 401(k) Retirement Plan.
(2) Amounts reported for Mr. Waters do not include any amounts for 1993 since Mr. Waters joined the Company in 1994.

1996 STOCK INCENTIVE PLAN

  In        1996, the Board of Directors adopted the 1996 Stock Incentive Plan and prior to the closing of this Offering, it is anticipated that the stockholders will approve the 1996 Plan. The purpose of the 1996 Stock Incentive Plan is to provide a means through which the Company may attract competent persons to become directors of the Company and through which the Company may attract able persons to enter and remain in the employ of the Company. Eligible persons include those regularly employed by the Company, directors and consultants.

  The 1996 Stock Incentive Plan is administered by a Committee, as defined in the 1996 Stock Incentive Plan (the "Committee"). Awards may be granted by the Committee to eligible persons in the form of non-qualified stock options ("NQSOs"), incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock awards, phantom stock unit awards, performance share unit awards and other stock bonus awards ("Incentive Awards"). The 1996 Stock Incentive Plan also provides for the automatic grant of NQSOs to all non-employee directors upon the consummation of this Offering and upon each annual stockholders meeting.

  The aggregate number of shares of Common Stock that may be issued pursuant
to Incentive Awards under the 1996 Stock Incentive Plan may not exceed     ;
provided, that share appreciation rights that are exercisable as an alternative to an option will not be subject to the foregoing limitation. Following the expiration of the applicable exemption provided for under
Section 162(m) of the Internal Revenue Code, the maximum number of shares which may be the subject of options and stock appreciation rights granted in any calendar year to an individual who is a "covered employee" within the meaning of Section 162(m) of the Internal Revenue Code shall not exceed shares.

  In the event of a Change in Control of the Company (as defined in the 1996 Stock Incentive Plan), all Incentive Awards under the 1996 Stock Incentive Plan will become immediately vested and exercisable. Prior to the date of this
Prospectus, Incentive Awards to purchase an aggregate of      shares of Common
Stock will be issued and outstanding pursuant to the 1996 Stock Incentive Plan. It is anticipated that the Company will file a registration statement on a Form S-8 under the Securities Act of 1933, as amended, registering for the sale of shares of Common Stock to be issued pursuant to the 1996 Stock Incentive Plan.

 EMPLOYMENT AGREEMENTS

  Pursuant to an employment agreement dated as of June 30, 1991, Troy L. Eaden will direct the operations of the Company for an unspecified term. Mr. Eaden's salary and bonus are determined annually by the Board of Directors. Mr. Eaden will also receive certain employment benefits equal to those received by other executive level employees of the Company. Mr. Eaden's employment shall terminate upon certain events including Mr. Eaden's death or disability, the sale of all or substantially all of the assets of the Company, termination of employment by the Company for cause or without cause, or Mr. Eaden's resignation. Upon termination of employment for any reason, the Company shall pay Mr. Eaden all salary through the date of termination, together with any bonuses declared by the Board of Directors with respect to Mr. Eaden's services prior to the effective date of termination. Mr. Eaden also agrees, for a period of two years following the termination of his employment, not to engage in any business competing for the customers or accounts of the Company and not to induce or attempt to induce any person employed by the Company at the time of Mr. Eaden's termination to leave his employment or agency with the Company.

  Thomas B. Barker, Michael A. Micek and Lee Waters serve the Company pursuant to employment agreements dated as of January 1, 1996 for Messrs. Barker and Micek and June 25, 1996 for Mr. Waters (collectively referred to as the "Effective Date"). The initial term of each agreement is two years and they will be automatically renewed, subject to prior termination, for successive one-year periods on the second anniversary of the respective Effective Date and each anniversary thereafter unless either party gives notice of non-renewal. These agreements provide, respectively, for the employment of Mr. Barker as President and Chief Operating Officer of the Company, for Mr. Micek as Chief Financial Officer of the Company and for Mr. Waters as Executive Vice President. Under the respective agreements, Mr. Barker's base salary is $200,000 per year, Mr, Micek's base salary is $140,000 per year and Mr. Water's base salary is $150,000 per year. The agreements also provide for an annual bonus determined at the discretion of the Board of Directors. In the event of Mr. Barker's, Mr. Micek's or Mr. Water's death, termination for cause or without cause or resignation, the Company will pay any salary earned through the date of termination, any bonus earned at the end of the month immediately preceding the date of termination and all vested benefits, if any, as of the date of termination. In the event of a termination without cause or resignation, the employment agreements provide for Messrs. Barker, Micek and Waters to remain as consultants to the Company for at least twenty-four months following termination of employment. If Mr. Barker, Mr. Micek or Mr. Waters is terminated for cause, the Company, in its sole discretion, may elect to retain such executive as a consultant. During the consulting period, the executive will only be paid his annual base salary.

                             CERTAIN TRANSACTIONS

REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

  Prior to the closing of this Offering, each of the stockholders of Inbound Corp., Interactive Corp., Outbound Corp., IBS and Canada will exchange the capital stock of such company owned by such stockholder for shares of Common Stock pursuant to the Reorganization. Each of the West Affiliates has made periodic distributions to its existing stockholders in amounts approximately equal to the stockholders' corresponding tax liabilities associated with the Company's earnings plus amounts representing a portion of retained earnings. The West Affiliates made aggregate distributions of $5.4 million, $8.1 million, $10.5 million, $16 million and $25.1 million for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively, and $30.4 million through September 30, 1996. Prior to the closing of the Reorganization, the West Affiliates intend to declare the Dividend. The Dividend will be equal to the Company's estimate of its retained earnings prior to conversion of the West Affiliates to a C Corporation, to the extent such retained earnings have not previously been distributed, along with a distribution representing a return of additional paid-in capital contributed by the West Affiliates' existing stockholders. The Company estimates that the Dividend will equal approximately $54 million as of the Termination Date. Each of the West Affiliates will pay its portion of the Dividend to its stockholders from its existing working capital or through the issuance of Stockholder Notes. The Company estimates that approximately $13 million of the Dividend will be paid from the West Affiliates' or the Company's existing working capital and approximately $41 million will be paid by a portion of the net proceeds to be received by the Company from this Offering.

  The Termination Date will occur not later than the date immediately prior to the date of the closing of this Offering. Subsequent to the Termination Date, neither the Company nor any of the West Affiliates will be an S Corporation and, accordingly, each will be subject to federal and state income taxes. Other than payment of the Stockholder Notes, upon closing of this Offering, the Company will have no liabilities with respect to distributions to its stockholders except as set forth in this section.

  In addition, each of the West Affiliates, as a result of termination of its S Corporation status, will record its portion of the Deferred Tax Liability effective upon the Termination Date. The amount of the Deferred Tax Liability would have been approximately $2.2 million if the Termination Date had been June 30, 1996, but the actual amount will be adjusted to reflect the effect of the Company's actual operating results through the Termination Date.

  The Company and each of the stockholders of the West Affiliates are parties to the Tax Agreement relating to their respective income tax liabilities. The Tax Agreement provides that the Company will indemnify the stockholders against any adjustments causing an increase in the stockholders' federal and state income tax liability (including interest and penalties) related to the

Company's tax years prior to the closing of this Offering, unless such adjustments result in or are related to a corresponding decrease in the stockholders' federal and state income tax liability with respect to another S Corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the stockholders with respect to federal and state income taxes (plus interest and penalties) shifted from a S Corporation taxable year to a Company taxable year subsequent to the closing of this Offering. Since the stockholders have not given any security for their indemnification obligation, the Company's ability to collect such payments is dependent upon the financial condition of the stockholders at the time any such indemnification obligation arises. The Company is not aware of any tax adjustments which may arise under the Tax Agreement. The Tax Agreement further provides that to the extent that the accumulated taxable income of each of the West Affiliates prior to each of its conversions to a C Corporation, as subsequently established in connection with the filing of the each of the West Affiliate's respective tax returns for the short S Corporation tax year, is less than such entity's portion of the Dividend relating to such entity's Distributions, the stockholders who receive such amount will make a payment equal to such difference to the Company, and if such accumulated taxable income is greater than such entity's portion of the Dividend relating to such entity's Distributions, the Company will make an additional distribution equal to such difference to such stockholders, in either case, with interest thereon. Any payment made by the Company to the stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes. See "Use of Proceeds," "Certain Transactions" and Note H to Combined Financial Statements. See "Reorganization and Termination of S Corporation Status."

LEASE OF 9910 MAPLE STREET FACILITY

  The Company leases a building located a 9910 Maple Street, Omaha, Nebraska, which houses its corporate headquarters. The building has 42,000 square feet of leasable space and is situated on a parcel of land of approximately 4.4 acres. This building is owned by 99-Maple Partnership, a partnership owned and controlled by Gary L. West, the Company's Chairman of the Board, and Mary E. West, the Company's Vice Chairman of the Board. This lease commenced on April 1, 1988, and was renewed on September 1, 1994, for a term of ten years. For the period commencing September 1, 1996, and ending August 31, 1997, the rent is $59,600 per month, which rent increases each year thereafter at a rate of approximately six percent (6%). For the period commencing September 1, 2003, and ending August 31, 2004, the rent will be $89,635 per month. In addition to payment of rent, the Company is obligated to pay all taxes, insurance and maintenance pertaining to the building.

REGISTRATION RIGHTS

  The Company, Gary L. West, Mary E. West, Troy L. Eaden and each of the former stockholders of the West Affiliates will enter into a Registration Rights Agreement (the "Registration Rights Agreement") as of the closing of the Reorganization, which, among other things, will provide that upon the request of Gary L. West, Mary E. West or Troy L. Eaden, the Company will register under the Securities Act any of the shares of Common Stock currently held by or acquired in the future by the foregoing (a "Demand Registration"). Gary L. West and Mary E. West, collectively, and Troy L. Eaden, individually, each will have the right to request four Demand Registrations. Each of the foregoing and each of the former stockholders of the West Affiliates will have the right, which may be exercised at any time and from time to time in the future, to include the shares of Common Stock held by him or her in certain other registrations of Common Stock initiated by the Company on its own behalf or on behalf of its stockholders. Each of their rights under the Registration Rights Agreement is transferable. In addition, each of the foregoing has agreed to pay his or her pro rata share of certain costs and expenses in connection with each registration of its shares of Common Stock.

WESTS' NOTE

  In 1995, Interactive Corp. repaid a note in the amount of $975,000 to certain of its stockholders, Gary L. West and Mary E. West.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of September 30, 1996, certain information regarding beneficial ownership of the Company's Common Stock adjusted pro forma to give effect to the Reorganization by (i) each stockholder known by the Company to be a beneficial owner of more than five percent of the Company's Common Stock, (ii) each of the Company's directors and Named Executive Officers, and (iii) the directors and executive officers as a group. Except as otherwise specified, each person in the table has sole voting and investment power as to the shares owned. The address of each person is the Company's principal executive office.

                          BENEFICIAL OWNERSHIP         BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERINGS(1)           AFTER OFFERINGS
                          -------------------------    -------------------------
NAME OF BENEFICIAL OWNER  SHARES       PERCENTAGE      SHARES       PERCENTAGE
------------------------  ----------   ------------    ----------   ------------
Gary L. West(2).........                 80.1%
Mary E. West(2).........                 80.1
Troy L. Eaden...........                 15.0
Thomas B. Barker........
Michael A. Micek........
Lee Waters..............
Wayne Harper............
All Directors and
 executive officers as a
 group (  persons)......

--------
*  Less than 1%
(1) Under the rules of the Securities and Exchange Commission, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares (i) the power to vote or dispose of such shares whether or not such person has any pecuniary interest in such shares, or
    (ii) the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.
(2) Shares of Common Stock held by Gary L. West and Mary E. West are held in joint tenancy with right of survivorship. Voting power of these shares is shared between them.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. Upon the closing of
this Offering, there will be     shares of Common Stock outstanding and no
shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, fully paid and non-assessable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  Effective upon the closing of this Offering, the Board of Directors will have the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 10,000,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) to restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) to dilute the voting power and equity interest of holders of Common Stock to the extent that any Preferred Stock series has voting rights or is convertible into Common Stock or (iii) to prevent current holders of Common Stock from participating in the distribution of the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Restated Certificate or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of such Preferred Stock may discourage bids for the Common Stock at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Stock. The Board of Directors does not presently intend to issue any shares of Preferred Stock. See "Risk Factors--Certain Anti-Takeover Considerations."

REGISTRATION RIGHTS

  The Company, Gary L. West, Mary E. West, Troy L. Eaden and each of the former stockholders of the West Affiliates will enter into the Registration Rights Agreement as of the closing of the Reorganization, which, among other things, will provide that upon the request of Gary L. West, Mary

E. West or Troy L. Eaden, the Company will register under the Securities Act any of the shares of Common Stock currently held by or acquired in the future by the foregoing. Gary L. West and Mary E. West, collectively, and Troy L. Eaden, individually, each will have the right to request four Demand Registrations. Each of the foregoing and each of the former stockholders of the West Affiliates will have the right, which may be exercised at any time and from time to time in the future, to include the shares of Common Stock held by him or her in certain other registrations of Common Stock initiated by the Company on its own behalf or on behalf of its stockholders. Each of their rights under the Registration Rights Agreement is transferable. In addition, each of the foregoing has agreed to pay his or her pro rata share of certain costs and expenses in connection with each registration of its shares of Common Stock.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Restated Certificate of Incorporation (the "Restated Certificate") and By-laws, which will go into effect upon the closing of this Offering, limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which the director derives an improper personal benefit. This provision of the Company's Restated Certificate has no effect on the availability of equitable remedies such as injunction or rescission.

  These provisions will not limit liability under state or federal securities laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

RESTATED CERTIFICATE AND BY-LAW PROVISIONS AFFECTING CHANGE IN CONTROL

  The Restated Certificate and By-laws include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the directors and management more difficult. The Restated Certificate provides that the Board of Directors of the Company be divided into three classes serving staggered three-year terms. The Restated By-laws include restrictions on who may call a special meeting of stockholders and contain an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar of the Company's Common Stock is     .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the closing of the Offering, the Company will have outstanding shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. In addition, the Company will have reserved additional shares of Common Stock for issuance pursuant to the 1996 Stock Incentive Plan. Of such outstanding shares, the shares sold in connection with the Offering will be freely tradeable in the United States without restriction under the Securities Act, except that shares purchased by an "affiliate" of the Company, within the meaning of the rules and regulations adopted under the Securities Act, may be subject to resale restrictions. The remaining outstanding shares are "restricted securities," as that term is defined under such rules and regulations, and may not be sold unless they are registered under the Securities Act or they are sold in accordance with Rule 144 under the Securities Act or some other exemption from such registration requirement.

  The Company and certain of its executive officers and directors have agreed that, for a period of 180 days after the date of this Prospectus (the "lock-up period"), they will not dispose of any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except under
limited circumstances. Upon expiration of the lock-up period,      shares of
Common Stock will become eligible for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. Such shares, however, will not become eligible for sale in the public market under Rule 144 as
currently in effect and interpreted by the staff of the Commission until    ,
1998.

  In general, under Rule 144, subject to certain conditions with respect to the manner of sale, the availability of current public information concerning the Company and other matters, each of the existing stockholders who has beneficially owned shares of Common Stock for at least two years will be entitled to sell within any three month period that number of such shares which does not exceed the greater of one percent of the total number of then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Moreover, each of the existing stockholders who is not deemed to be an affiliate of the Company at the time of the proposed sale and who has beneficially owned his or her shares of Common Stock for at least three years will be entitled to sell such shares under Rule 144 without regard to such volume limitations.

  The Company intends to file a registration statement under the Securities
Act to register approximately     shares of Common Stock reserved for issuance
under the 1996 Stock

Incentive Plan, and      shares of Common Stock to be reserved for future
issuance under the 1996 Stock Incentive Plan, thus permitting the resale of shares issued under the 1996 Stock Incentive Plan by non-affiliates in the public market without restriction under the Securities Act, subject to vesting and, in certain cases, subject to the lock-up period. Such registration statement is expected to become effective immediately upon filing. At the date
of this Prospectus, options to purchase an aggregate of     shares of Common
Stock are outstanding under the 1996 Stock Incentive Plan. An additional shares of Common Stock are available for future grants under the 1996 Stock Incentive Plan. In addition, the Company has granted certain registration rights to, among others, Gary L. West, Mary E. West and Troy L. Eaden. See "Management", "Certain Transactions--Registration Rights" and "Description of Capital Stock--Registration Rights Agreement."

  Prior to this Offering, there has been no public market for the Common Stock. No assurance can be given that such a market will develop or, if it develops, will be sustained after the Offering or that the purchasers of the shares of Common Stock will be able to resell such shares of Common Stock at a price higher than the initial public offering price or otherwise. If such a market develops, no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, to the public will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of presently outstanding or subsequently issued Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its additional shares of Common Stock that may be offered for sale or sold to the public in the future.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Salomon Brothers Inc and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
                               UNDERWRITERS                             SHARES
                               ------------                            ---------
   Goldman, Sachs & Co................................................
   Salomon Brothers Inc...............................................
   Smith Barney Inc...................................................



                                                                         ----
         Total........................................................
                                                                         ====

  Under the terms and conditions of the underwriting agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered.

  The Company and Gary L. West and Mary E. West have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the share of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to this Offering, there has been no public market for the Shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Application will be made to list the Common Stock on the Nasdaq National Market under the symbol "WTSC" or such other symbol as the Company may select.

  The Company and Gary L. West and Mary E. West have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Kirkland & Ellis, Chicago, Illinois.

                                    EXPERTS

  The financial statements as of June 30, 1995, December 31, 1995 and 1994, for the six months ended June 30, 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission under the Securities Act a Registration Statement with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, New York, New York 10007) and Chicago (Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60611). Copies of such material can be obtained from the public reference of the Commission at prescribed rates by writing to 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement may also be accessed electronically on the Commission's World Wide Web site (http://www.sec.gov). Copies of the Registration Statement may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

West Telemarketing Corporation and Affiliated Companies:
  Independent Auditors' Report............................................. F-2
  Combined balance sheets, December 31, 1994 and 1995 and June 30, 1996
   (unaudited)............................................................. F-3
  Combined statements of operations, years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited).... F-4
  Combined statements of stockholders' equity, years ended December 31,
   1993, 1994 and 1995 and the six months ended June 30, 1996 (unaudited).. F-5
  Combined statements of cash flows, years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited).... F-6
  Notes to combined financial statements................................... F-7

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders West Telemarketing Corporation and Affiliated Companies Omaha, Nebraska

  We have audited the accompanying combined balance sheets of West Telemarketing Corporation and affiliated companies as of December 31, 1994 and 1995 and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the related statements of operations and cash flows for the six months ended June 30, 1995. The combined financial statements include the accounts of West Telemarketing Corporation and four affiliated companies, West Telemarketing Corporation Outbound, West Interactive Corporation, West Interactive Canada, Inc. and Interactive Billing Services, Inc. These companies are under common ownership and common management. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the combined financial position of West Telemarketing Corporation and affiliated companies as of December 31, 1994 and 1995 and June 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
March 1, 1996
(October 10, 1996 as to Notes H and I)

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

                            COMBINED BALANCE SHEETS

                  DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996
                             (AMOUNTS IN THOUSANDS)

                                           DECEMBER 31,
                                         -----------------       JUNE 30,
                                          1994      1995           1996
                                         -------  --------  -------------------
                                                                      PRO FORMA
                                                             ACTUAL   (NOTE I)
                                                            --------  ---------
                                                               (UNAUDITED)
         ASSETS (NOTES B AND C)
CURRENT ASSETS:
  Cash and cash equivalents............. $13,971  $ 21,861  $ 15,177  $ 15,177
  Accounts receivable, net of allowance
   for doubtful accounts of $1,359,
   $1,557 and $1,413....................  25,368    35,955    39,053    39,053
  Notes receivable......................   1,328       522     1,120     1,120
  Accounts receivable--financing (Note
   B)...................................  13,595    13,980    16,242    16,242
  Other.................................   2,110     3,079     6,018     6,018
                                         -------  --------  --------  --------
    Total current assets................  56,372    75,397    77,610    77,610
PROPERTY AND EQUIPMENT (Note D):
  Land and land improvements............     724     1,148     1,066     1,066
  Building..............................   2,856     7,257     7,397     7,397
  Telephone and computer equipment......  33,122    43,722    50,229    50,229
  Office furniture and equipment........   9,142    12,882    14,734    14,734
  Leasehold improvements................   5,294     7,171    10,001    10,001
  Construction-in-process...............     --      2,843       606       606
                                         -------  --------  --------  --------
                                          51,138    75,023    84,033    84,033
  Accumulated depreciation and
   amortization......................... (20,318)  (29,134)  (35,029)  (35,029)
                                         -------  --------  --------  --------
                                          30,820    45,889    49,004    49,004
LAND HELD FOR DEVELOPMENT...............   1,583     1,583     1,583     1,583
OTHER ASSETS............................     105       583       508       508
                                         -------  --------  --------  --------
                                         $88,880  $123,452  $128,705  $128,705
                                         =======  ========  ========  ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable--bank (Note C).......... $ 6,840  $  6,500  $  9,050  $  9,050
  Notes payable--financing (Note B).....  10,884    13,456    15,762    15,762
  Accounts payable......................  12,088    21,511    17,157    17,157
  Customer deposits and holdbacks.......   4,566     5,340     7,888     7,888
  Accrued wages and benefits............   3,495     4,649     4,657     4,657
  Accrued phone expense.................   5,419     7,192     8,086     8,086
  Other current liabilities.............   2,111     2,799     2,378     2,378
  Current maturities of long-term debt
   (Note C).............................   1,743     2,208     2,379     2,379
  Current obligations under capital
   leases (Note D)......................   3,818     5,192     5,584     5,584
                                         -------  --------  --------  --------
    Total current liabilities...........  50,964    68,847    72,941    72,941
OBLIGATIONS UNDER CAPITAL LEASES, less
 current obligations (Note D)...........   3,124     6,151     5,639     5,639
LONG-TERM DEBT, less current maturities
 (Note C)...............................   5,224     8,236     8,920     8,920
NOTE PAYABLE TO STOCKHOLDERS (Note E)...     975       --        --     41,155
DEFERRED INCOME TAXES...................     --        --        --      2,174
COMMITMENTS AND CONTINGENCIES (Notes D,
 E, F, G, H and I)
STOCKHOLDERS' EQUITY:
  Common stock, $1.00 par value (Note
   I)...................................      50        50        50        50
  Additional paid-in capital............   5,261     5,261     5,261       --
  Retained earnings.....................  23,282    34,907    35,894    (2,174)
                                         -------  --------  --------  --------
    Total stockholders' equity..........  28,593    40,218    41,205    (2,124)
                                         -------  --------  --------  --------
                                         $88,880  $123,452  $128,705  $128,705
                                         =======  ========  ========  ========

                  See notes to combined financial statements.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF OPERATIONS

 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE SIX MONTHS ENDED JUNE 30,
                                 1995 AND 1996
                    (AMOUNTS IN THOUSANDS EXCEPT PER SHARE)

                                                             SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,           JUNE 30,
                             ----------------------------  ---------------------
                               1993      1994      1995      1995       1996
                             --------  --------  --------  --------  -----------
                                                                     (UNAUDITED)
REVENUE....................  $142,508  $186,512  $256,894  $124,242   $154,467
COST OF SERVICES...........    77,785   102,707   146,531    70,140     87,968
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES...    45,041    51,904    70,575    31,894     40,298
LITIGATION SETTLEMENT (Note
 G)........................     4,400       --        --        --         --
                             --------  --------  --------  --------   --------
NET OPERATING INCOME.......    15,282    31,901    39,788    22,208     26,201
OTHER INCOME (EXPENSE):
  Interest income..........       212       144       142        56        171
  Interest income--
   financing, net of
   interest expense of
   $884, $1,223, $1,784,
   $947 and $621...........        86       234       449       185        280
  Interest expense.........    (1,511)   (1,606)   (2,403)   (1,177)    (1,240)
  Other income (expense)...       193        33    (1,238)     (277)      (548)
                             --------  --------  --------  --------   --------
  Net income and net income
   before pro forma tax
   provision...............    (1,020)   (1,195)   (3,050)   (1,213)    (1,337)
                             --------  --------  --------  --------   --------
PRO FORMA INFORMATION (Note
 I) (unaudited):
  Income tax provision.....  $  5,234  $ 10,900  $ 13,130  $  7,625   $  8,770
                             ========  ========  ========  ========   ========
  Net income...............  $  9,028  $ 19,806  $ 23,608  $ 13,370   $ 16,094
                             ========  ========  ========  ========   ========
  Net income per share.....                      $                    $
                                                 ========             ========
  Weighted average shares
   outstanding.............
                                                 ========             ========

                  See notes to combined financial statements.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE SIX MONTHS ENDED JUNE 30,
                                      1996
                             (AMOUNTS IN THOUSANDS)

                                                                      TOTAL
                                         COMMON PAID-IN RETAINED  STOCKHOLDERS'
                                         STOCK  CAPITAL EARNINGS     EQUITY
                                         ------ ------- --------  -------------
BALANCE, January 1, 1993................  $30   $5,261  $  4,756    $ 10,047
  Distributions to stockholders ($   per
   share)...............................   --      --    (10,459)    (10,459)
  Net income............................   --      --     14,262      14,262
                                          ---   ------  --------    --------
BALANCE, December 31, 1993..............   30    5,261     8,559      13,850
  Stock issuance........................   20      --        --           20
  Distributions to stockholders ($   per
   share)...............................   --      --    (15,983)    (15,983)
  Net income............................   --      --     30,706      30,706
                                          ---   ------  --------    --------
BALANCE, December 31, 1994..............   50    5,261    23,282      28,593
  Distributions to stockholders ($   per
   share)...............................   --      --    (25,113)    (25,113)
  Net income............................   --      --     36,738      36,738
                                          ---   ------  --------    --------
BALANCE, December 31, 1995..............   50    5,261    34,907      40,218
  Distributions to stockholders ($   per
   share) (unaudited)...................   --      --    (23,877)    (23,877)
  Net income (unaudited)................   --      --     24,864      24,864
                                          ---   ------  --------    --------
BALANCE, June 30, 1996 (unaudited)......  $50   $5,261  $ 35,894    $ 41,205
                                          ===   ======  ========    ========


                  See notes to combined financial statements.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

                       COMBINED STATEMENTS OF CASH FLOWS

 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE SIX MONTHS ENDED JUNE 30,
                                 1995 AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                            SIX MONTHS ENDED
                             YEARS ENDED DECEMBER 31,           JUNE 30,
                            ----------------------------  ---------------------
                              1993      1994      1995      1995       1996
                            --------  --------  --------  --------  -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income...............  $ 14,262  $ 30,706  $ 36,738  $ 20,995    $24,864
 Adjustments to reconcile
  net income to net cash
  flows from operating
  activities:
  Depreciation and
   amortization...........     5,868     7,086    10,127     4,612      6,094
  (Gain) loss on sale of
   equipment..............       --         (1)      148        30       (138)
  Changes in operating
   assets and liabilities:
   Accounts receivable....    (1,035)   (9,553)  (10,954)   (7,471)    (3,159)
   Other assets...........       338      (518)   (1,540)     (244)    (2,864)
   Accounts payable.......     1,560     4,848     9,423     1,472     (4,354)
   Other current
    liabilities and
    accrued expenses......     3,835       848     3,615     1,236        481
                            --------  --------  --------  --------    -------
     Net cash flows from
      operating
      activities..........    24,828    33,416    47,557    20,630     20,924
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and
  equipment...............    (7,353)   (7,655)  (16,824)   (8,185)    (6,791)
 Proceeds from disposal of
  property and equipment..         3         2     1,165       154        529
 Issuance of notes
  receivable..............      (541)     (985)      --       (208)    (1,050)
 Proceeds from payments of
  notes receivable........     1,638       760     1,173       588        513
 Net change in accounts
  receivable--financing...     2,310    (9,015)     (385)   (4,388)    (2,262)
                            --------  --------  --------  --------    -------
     Net cash flows from
      investing
      activities..........    (3,943)  (16,893)  (14,871)  (12,039)    (9,061)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from issuance of
  debt....................     3,900     2,733     7,123     5,521      9,642
 Payments of debt.........    (3,180)   (1,895)   (3,644)   (1,947)    (8,787)
 Payments of capital lease
  obligations.............    (4,028)   (4,176)   (5,193)   (2,722)    (2,929)
 Payments of note to
  stockholder.............      (405)     (313)     (975)      --         --
 Net change in line of
  credit agreement........       300     2,240      (340)    1,660      2,550
 Distributions to
  stockholders............   (10,459)  (15,983)  (25,113)  (19,219)   (23,877)
 Net change in notes
  payable--financing......    (2,310)    6,303     2,572     6,232      2,306
 Advances from AT&T.......    (1,461)      --        --        --         --
 Proceeds from issuance of
  stock...................       --         20       --        --         --
 Increase (Decrease) in
  customer deposits and
  holdbacks...............     4,412      (529)      774       279      2,548
                            --------  --------  --------  --------    -------
     Net cash flows from
      financing
      activities..........   (13,231)  (11,600)  (24,796)  (10,196)   (18,547)
                            --------  --------  --------  --------    -------
NET CHANGE IN CASH AND
 CASH EQUIVALENTS.........     7,654     4,923     7,890    (1,605)    (6,684)
CASH AND CASH EQUIVALENTS,
 Beginning of Period......     1,394     9,048    13,971    13,971     21,861
                            --------  --------  --------  --------    -------
CASH AND CASH EQUIVALENTS,
 End of Period............  $  9,048  $ 13,971  $ 21,861  $ 12,366    $15,177
                            ========  ========  ========  ========    =======
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid during the
  period for interest.....  $  2,388  $  2,726  $  4,048  $  2,078    $ 1,675
                            ========  ========  ========  ========    =======
SUPPLEMENTAL SCHEDULE OF
 NONCASH INVESTING
 ACTIVITIES:
 Acquisition of equipment
  through assumption of
  capital lease
  obligations.............  $  4,158  $  3,854  $  9,592  $  4,843    $ 2,809
                            ========  ========  ========  ========    =======
 Reduction of accounts
  receivable through
  issuance of notes
  receivable..............  $    513  $  1,005  $    367  $    208    $    61
                            ========  ========  ========  ========    =======

                  See notes to combined financial statements.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND THE SIX MONTHS ENDED JUNE 30,
                           1995 AND 1996 (UNAUDITED)
                 (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS DESCRIPTION--West Telemarketing Corporation (WTC), located in Omaha, Nebraska and San Antonio, Texas, provides inbound teleservices to national, multi-media advertisers. West Interactive Corporation (WIC), located in Omaha, Nebraska, provides inbound recorded message services to national multi-media advertisers. West Telemarketing Corporation Outbound (WTCO), located in San Antonio, Texas, provides outbound sales marketing services to national multi-media advertisers. West Interactive Canada, Inc. (WICI) has administrative offices located in Omaha, Nebraska and leased equipment located in Calgary, Alberta, Canada provides inbound recorded message services to North American multi-media advertisers. Interactive Billing Services, Inc.
(IBS) is located in Omaha, Nebraska, provides billing and financing services to telecommunication providers and users. The five companies, collectively, are referred to as the "Companies".

  Each of the Companies has 100,000 shares of common stock authorized with the exception of WICI and IBS which each has 10,000 shares authorized. The shares of WICI and IBS were issued during 1994. Each of the companies has 10,000 shares issued and outstanding (See Note I).

  BASIS OF COMBINATION--The combined financial statements include the accounts of WTC, WIC, WTCO, WICI and IBS. The Companies are under common ownership and management. All affiliated party transactions and balances have been eliminated in the combined financial statements.

  REVENUE RECOGNITION--WTC recognizes revenue on the basis of calls received. WIC and WICI recognize revenue on the basis of minutes of calls received and calls sent. WTCO recognizes revenue on the basis of billable hours. IBS recognizes revenue based on a percentage of telephone records billed.

  CASH AND CASH EQUIVALENTS--For purposes of the statement of cash flows, the Companies consider short-term investments with maturities of three months or less at acquisition to be cash equivalents.

  FINANCIAL INSTRUMENTS--Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes payable are deemed to be reasonable estimates of their fair values. Interest rates that are currently available to the Companies for the reissuance of debt with similar terms and remaining maturities are used to estimate fair values of the notes payable.

  PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost. Depreciation expense is based on the estimated useful lives of the assets and is calculated on accelerated and straight-line methods. The Companies' buildings have estimated useful lives of 31.5 years and the majority of the other assets have estimated useful lives of five years.

  INTANGIBLES--Included in other assets are the costs of billing agreements with various telephone companies. Amortization expense is calculated on the straight line method over the five year estimated useful lives of the contracts.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

   CUSTOMER DEPOSITS AND HOLDBACKS--WIC obtains directly from the billing and collection agent revenue generated from its customers' programs. WIC retains a specified amount of the revenue and remits the remainder to its customers. The retained amount is based upon the collection history of the customers's program and is necessary to allow for potential caller adjustments which may be filed within one year of the actual phone calls.

  WTC and WIC obtain security deposits from certain customers, which are refunded to the customers when WTC and WIC discontinue servicing the customers' programs.

  COST OF SERVICES--Cost of services includes labor, telephone and other expense directly related to teleservices activities.

  INCOME TAXES--The Companies have elected to be treated as "Small Business Corporations" for income tax purposes. Under this election, all income and expense flow through to the stockholders on a pro rata basis for income tax purposes. Accordingly, no provision for income taxes has been made.

  In connection with an initial public offering (See Note I), the Companies intend to terminate their Small Business corporation status and would become a C Corporation and therefore, subject to Federal and state income taxes.

  The pro forma tax provisions were calculated using the asset and liability approach for financial accounting and reporting of income taxes.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  NEW ACCOUNTING PRONOUNCEMENT--The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Companies are required to adopt this standard for the year ending December 31, 1996. The Companies have elected to adopt the disclosure requirement of this pronouncement. The adoption of this pronouncement will have no impact on the Companies' financial position or results of operations.

  INTERIM FINANCIAL STATEMENTS--In the opinion of management of the Companies, the accompanying unaudited combined financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position as of June 30, 1996 and the results of operations and cash flows for the six months ended June 30, 1996. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

  RECLASSIFICATIONS--Certain reclassifications have been made in the prior year financial statements to conform to the 1996 presentation and to conform with Regulation S-X.

B. ACCOUNTS RECEIVABLE FINANCING PROGRAM

  WIC maintains a line of credit with four participating banks in the amount of $30,000, outstanding amounts payable totaled $10,884, $13,456 and $15,762 at December 31, 1994 and 1995 and June 30, 1996, respectively, bearing interest at the national bank rate plus 0.5% (actual rate 8.75% at

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

June 30, 1996) to fund customer advances for itself and IBS. The line of credit expired June 30, 1996 and was subsequently renewed with an expiration date of June 30, 1997. Substantially all assets of WIC are pledged as collateral on the line of credit. WIC and IBS have advances to customers through their accounts receivable financing programs aggregating $13,595, $13,980 and $16,242 at December 31, 1994 and 1995 and June 30, 1996,
respectively. Under terms of the programs, advances are collateralized by the customer's accounts receivable from unrelated national billing services. WIC and IBS charge interest at the national bank rate plus 3.0% (11.25% at June 30, 1996).

C. LONG-TERM DEBT AND CREDIT ARRANGEMENTS

  WTC has revolving lines of credit aggregating $4,500 at two banks which expired in June, 1996. The notes require interest at the corporate base rate, as established by the banks, (actual rate 8.25% at June 30, 1996). These lines of credit were subsequently renewed with an expiration date of July 1, 1997 and at an interest rate .5% below prime. WTCO had revolving lines of credit aggregating $8,000 at two banks which expire in June, 1997 and bear interest at .25% below the banks' base rate (actual rate 8% at June 30, 1996). At June 30, 1996, outstanding borrowings under these lines of credit totaled $9,050.

  Long-term debt consists of the following:

                                                     DECEMBER 31,
                                                    --------------  JUNE 30,
                                                     1994   1995      1996
                                                    ------ ------- -----------
                                                                   (UNAUDITED)
Note payable to bank (modified on February 1,
 1996), due in monthly installments of $50
 including interest with a final balloon payment on
 February 1, 2001. The note accrues interest at
 7.5% ............................................. $2,298 $ 5,110   $ 5,006
Note payable to bank, (modified on June 28, 1996),
 due in monthly installments of $79 including
 interest, payable until maturity in June, 1999.
 The note bears interest at the prime rate (8.25%
 at June 30, 1996) ................................  1,274   1,648     2,500
Note payable to bank (modified on June 11, 1996),
 due in monthly installments of $54 including
 interest at the New York prime rate (8.25% at June
 30, 1996) maturing June 11, 1999 .................  1,195   1,278     1,022
Note payable to bank, due in monthly installments
 of $63 including interest, payable until maturity
 in June, 1999. The note bears interest at the New
 York prime rate (8.25% at June 30, 1996) .........    --      --      2,000
Mortgage note payable to bank, due in monthly
 installments of $25 including interest at the
 prime rate (8.25% at June 30, 1996), maturing
 April 25, 1999 ...................................  1,085     883       771
Notes payable to bank, paid in 1996 ...............  1,115   1,525       --
                                                    ------ -------   -------
                                                     6,967  10,444    11,299
Less current maturities............................  1,743   2,208     2,379
                                                    ------ -------   -------
                                                    $5,224 $ 8,236   $ 8,920
                                                    ====== =======   =======

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

  Future principal payments at June 30, 1996 are as follows:

     Remaining 1996..................................................... $ 1,168
     1997...............................................................   2,486
     1998...............................................................   2,282
     1999...............................................................   1,209
     2000...............................................................     288
     2001 and thereafter................................................   3,866
                                                                         -------
                                                                         $11,299
                                                                         =======

  Substantially all assets of the Companies are pledged as collateral on their debt. The agreements contain restrictive covenants which, among other things, require the maintenance of certain ratios and minimum tangible net worth, as defined in the agreements.

D. LEASES

  The Companies lease certain land, buildings and equipment under operating and capital leases which expire at varying dates through September, 2006. The Companies' rent expense was $1,599, $1,360, $1,807, $954 and $1,213 for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996, respectively. On all real estate leases, the Companies pay real estate taxes, insurance and maintenance associated with the leased sites. Certain of the leases offer extension options ranging from month to month to two five-year options. All of the capital leases call for transfer of ownership or contain bargain purchase options at the end of the lease term. Amortization of assets purchased through capital lease agreements is included in depreciation expense. The following information applies to those leases exclusive of related party leases as discussed in Note E:

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1994    1995      1996
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
   Assets under capital leases consist of:
     Telephone and computer equipment............... $11,442 $15,278   $15,603
     Office furniture and equipment.................   1,584   1,874     2,769
                                                     ------- -------   -------
      Total Cost....................................  13,026  17,152    18,372
   Accumulated Depreciation.........................   3,113   4,099     4,389
                                                     ------- -------   -------
   Net Book Value................................... $ 9,913 $13,053   $13,983
                                                     ======= =======   =======

  Future minimum payments under non-cancellable operating and capital leases with initial or remaining terms of one year or more and minimum future lease payments and present value of the net minimum lease payments are as follows:

                                                              OPERATING CAPITAL
   YEAR ENDING DECEMBER 31,                                    LEASES   LEASES
   ------------------------                                   --------- -------
   Remaining 1996............................................  $ 1,647  $ 3,319
   1997......................................................    2,941    5,646
   1998......................................................    2,466    3,064
   1999......................................................      981      324
   2000......................................................      807      --
   2001 and thereafter.......................................    1,512      --
                                                               -------  -------
   Total minimum obligations.................................  $10,354   12,353
                                                               =======
   Less interest at 7.1% to 9.5%.............................             1,130
                                                                        -------
   Present value of net minimum lease payments...............            11,223
   Less current portion......................................             5,584
                                                                        -------
                                                                        $ 5,639
                                                                        =======

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

E. RELATED PARTY TRANSACTIONS

  WTC leases office space owned by a partnership whose partners are majority stockholders of WTC. The lease expires August 31, 2004, and is accounted for as an operating lease. Required lease payments are as follows:

     YEAR ENDING DECEMBER 31,
     ------------------------
     Remaining 1996...................................................... $351
     1997................................................................  730
     1998................................................................  773
     1999................................................................  820
     2000................................................................  869

  Lease expense was $522, $562, $649, $318 and $340 for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996, respectively.

  At December 31, 1993, WIC was indebted to the majority stockholder for $235. The note was paid in 1994. At December 31, 1993 and 1994 and June 30, 1995, WIC was indebted to the majority stockholder for $975. The note was paid in 1995. Total interest expense associated with the notes was $95, $76 and $45 for the years ended December 31, 1993 and 1994 and the six months ended June 30, 1995, respectively.

  At December 31, 1993, WTCO was indebted to stockholders for $78. The notes were paid in 1994. Total interest expense associated with the notes was $5 and $3 for the years ended December 31, 1993 and 1994, respectively.

F. EMPLOYEE BENEFIT PLAN

  The Companies have a 401(k) plan which covers substantially all of their employees. Under the plan, the Companies will match employee contributions up to 7% of their gross salary. The Companies matching contributions are 100% vested after the employee has attained five years of service. Total contributions under the plan were $289, $406, $564, $288 and $220 for the years ended December 31, 1993, 1994 and 1995, and the six months ended June 30, 1995 and 1996, respectively.

G. LITIGATION SETTLEMENT

  In December, 1993, WIC settled a patent infringement suit with a competitor. Under the settlement WIC paid $4,400 to the competitor to terminate the dispute. WIC is also required to pay a fee for use of the technology through 2008 of an annual minimum of $250, an aggregate minimum of $3,000 and a maximum annual limit of $1,000. When aggregate use fees of $3,000 have been incurred, future years are not subject to minimum or maximum limitations. During the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996, WIC incurred use fees of $339, $560, $250 and $281, respectively, related to this agreement.

H. COMMITMENTS AND CONTINGENCIES

  The Companies are defendants in a number of lawsuits and claims for various amounts, which arise out of the normal course of business. WIC is a defendant in a case brought in the United States District Court for the Southern District of Georgia, Augusta Division, captioned Lamar Andrews, individually and as Representative of a Class of All Other Persons Similarly Situated, Plaintiff v. American Telephone & Telegraph Company, et al., Defendants, No. CV 191-175. The District Court certified a master class of all persons who paid for one or more 900 number calls pertaining to

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES programs offering sweepstakes, games of chance, awards, cash or other prizes, gifts or information on unclaimed funds. These calls were billed and collected by AT&T Corp. ("AT&T") and U.S. Sprint Communications Company Limited Partnership ("Sprint"). The District Court also certified a sub-class of those persons who paid, in the State of Georgia, for one or more such calls billed and collected by AT&T or Sprint. The complaint alleges that the programs at issue involved, among other things, acts of unlawful gambling, mail fraud and wire fraud in violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Communications Act of 1934, the federal common law of communications and other state and federal laws. The action seeks recovery of treble damages (which amount has not been specified), punitive damages, costs and attorneys' fees. On September 19, 1996, the United States Court of Appeals for the Eleventh Circuit ( F.3d (11th Cir. 1996)) reversed the District Court's order certifying the classes on the ground that the class action would be unmanageable. In the opinion of management and the Companies' legal counsel, the Companies are unable to form an opinion as to the likelihood of an unfavorable outcome or an estimate of the amount or range of any potential loss related to this case.

  The Companies and each of the stockholders of WTC, WTCO and WIC are parties to a Tax Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement provides that the Company will indemnify the stockholders for any adjustments causing an increase in the stockholders' federal and state income tax liability (including interest and penalties) related to the Companies' tax years prior to the closing of this Offering, unless such adjustments result in or are related to a corresponding decrease in the stockholders' federal and state income tax liability with respect to another S Corporation taxable year. Subject to certain liabilities, the Tax Agreement also provides that the Company will be indemnified by the stockholders with respect to federal and state income taxes (plus interest and penalties) shifted from a S Corporation taxable year to a Company taxable year subsequent to the closing of this Offering.

I. SUBSEQUENT EVENTS

  PROPOSED PUBLIC OFFERING OF COMMON STOCK--Immediately preceding the closing of the proposed public offering, each of the stockholders of WTC, WTCO, WIC, IBS and WICI will exchange its respective capital stock for shares of common stock of West TeleServices Corporation (the "Company"). Under the proposed
offering, approximately      shares of common stock will be registered for
sale to the public.

  PRO FORMA INFORMATION (UNAUDITED)--The pro forma combined balance sheet of the Companies as of June 30, 1996 reflects (1) the net deferred income tax liability which will be recorded by the Companies as a result of the termination of their S Corporation status shortly before the effective date of the Company's initial public offering ("Offering") contemplated by this Prospectus (estimated at, $2,174 as of June 30, 1996) and (2) a distribution payable to the stockholders of the Companies' retained earnings and additional paid-in capital (estimated at $41,155 as of June 30, 1996). The deferred income tax liability will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities as of the termination of S Corporation status, and will be recorded as additional income tax expense in the quarter in which the Offering are completed. The actual deferred income tax liability recorded will be adjusted to reflect the effect of operations of the Companies for the period from July 1, 1996 through the termination of their S Corporation status. The actual amount distributed will also be adjusted to reflect the taxable income during that period, and any distributions made to the stockholders during that time period. The Companies' pro forma net deferred income tax liability as of June 30, 1996 is comprised principally of depreciation.

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

  PRO FORMA INCOME STATEMENT (UNAUDITED)--Shortly before the effective date of the Offering, the Companies will terminate their status as S Corporations and will be subject to federal and state income taxes thereafter. Accordingly, for informational purposes, the accompanying combined statements of income for the three years ended December 31, 1995 and the six months ended June 30, 1995 and 1996 include unaudited pro forma adjustments for the income taxes which would have been recorded if the Companies had not been S Corporations, based on the tax laws in effect during the respective periods.

  PRO FORMA NET INCOME PER SHARE (UNAUDITED)--Pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares of common stock outstanding for the respective periods.

  1996 STOCK INCENTIVE PLAN--Subsequent to June 30, 1996, the Company and its stockholders adopted the 1996 Stock Incentive Plan. The Plan authorizes the
issuance of up to      shares of common stock to officers and employees.

  In       , 1996 the Company granted options for      shares at an exercise
price of $   per share. These options were granted at fair value.

  PREFERRED STOCK--The Board of Directors of West TeleServices Corporation has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to ten million shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of common stock.

J. SIGNIFICANT CUSTOMERS

  The Companies have 20 major customers who accounted for approximately 60% of total revenue for the six months ended June 30, 1996. The Companies had one customer who accounted for approximately 13% to 16% of revenue for the periods presented. The Companies had another customer account for approximately 11% of revenue for the year ended December 31, 1993.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Reorganization and Termination of S Corporation Status...................  10
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Combined Financial and Operating Data...........................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................  17
Business.................................................................  24
Management...............................................................  36
Certain Transactions.....................................................  40
Principal Stockholders...................................................  42
Description of Capital Stock.............................................  43
Shares Eligible for Future Sales.........................................  45
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Additional Information...................................................  47
Index to Financial Statements............................................ F-1

                                 ------------

 THROUGH AND INCLUDING       , 1996 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       SHARES

                         WEST TELESERVICES CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                 ------------

                                    [LOGO]

                                 ------------

                             GOLDMAN, SACHS & CO.

                             SALOMON BROTHERS INC

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   PART II.

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following represents the Registrant's estimate of expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market listing fee, all amounts are estimates.

                                                                        AMOUNT
                                                                        -------
   Securities and Exchange Commission registration fee................. $38,787
   National Association of Securities Dealers, Inc. filing fee.........  13,300
   Nasdaq National Market listing fees.................................      *
   Transfer agent and registrar fees and expenses......................      *
   Legal fees and expenses.............................................      *
   Accounting fees and expenses........................................      *
   Printing and engraving expenses.....................................      *
   Blue Sky fees and expenses (including counsel fees).................      *
   Miscellaneous.......................................................      *
                                                                        -------
     Total............................................................. $    *
                                                                        =======

--------
* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer or director in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

  A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreements, vote or otherwise.

  The Registrant's Restated Certificate of Incorporation provides that the Registrant, to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than such law permitted the Registrant to provide prior to such amendment), shall indemnify a director or officer of the Registrant or a person who is or was serving at the request of the Registrant as director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, who was or is made (or threatened to be made) a party to a civil, criminal, administrative or investigative proceeding (an "indemnified person"). The Restated Certificate of Incorporation also provides that expenses incurred by an indemnified person may be paid in advance by the Registrant, subject to any limitations or requirements imposed by the DGCL and the Registrant's Restated By-laws.

  The Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

  While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Restated Certificate of Incorporation described above apply to an officer of the Company only if he or she is a director of the Company and is acting in his or her capacity as director, and do not apply to officers of the Company who are not directors.

  Reference is made to the Underwriting Agreement (Exhibit 1) which provides for indemnification of the Company, its directors, officers and controlling persons.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In reliance upon Section 4(2) of the Securities Act of 1933, the Company
entered into an Agreement and Plan of Reorganization, dated as of       ,
1996, with all of the stockholders of each of the West Affiliates. Pursuant to
this agreement, the stockholders received in the aggregate      shares of
Common Stock in exchange for all of their respective holdings of capital stock in each of the West Affiliates.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

    1.01 Underwriting Agreement*
    3.01 Restated Certificate of Incorporation of the Company*
    3.02 Restated By-laws of the Company*
    4.01 Form of Common Stock Certificate*
    5.01 Form of Opinion regarding legality*
   10.01 Registration Rights Agreement*
   10.02 Tax Indemnity Agreement*
   10.03 Lease, dated September 1, 1994, by and between the Company and 99-
          Maple Partnership*
   10.04 1996 Stock Incentive Plan*

   10.05 Agreement and Plan of Reorganization*
   10.06 Employment Agreement with Thomas B. Barker*
   10.07 Employment Agreement with Michael A. Micek*
   10.08 Employment Agreement with Troy L. Eaden*
   10.09 Employment Agreement with Lee Waters*
   10.10 Employment Agreement with Wayne Harper*
   11.01 Computation of Earnings per Share*
   21.01 Subsidiaries of the Company*
   23.01 Consent of Willkie Farr & Gallagher (included in Exhibit 5.01)
   23.02 Consent of Deloitte & Touche LLP
   24.01 Power of Attorney (included on Page II-4)
   27.01 Financial Data Schedule

--------

* To be filed by amendment

  (b) FINANCIAL STATEMENT SCHEDULES

  The following financial statement schedule, not included in the Prospectus, is included as part of the Registration Statement immediately following the signature page:

    Schedule II     Valuation and Qualifying Accounts

  All other schedules either are inapplicable or not required or the information is included in the consolidated financial statements and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The Registrant shall provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF OMAHA, STATE OF NEBRASKA, ON OCTOBER 11, 1996.

                                          West TeleServices Corporation

                                                     /s/ Troy L. Eaden
                                          By: _________________________________
                                                       TROY L. EADEN
                                                  CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  We, the undersigned officers and directors of West TeleServices Corporation, hereby severally and individually constitute and appoint Troy L. Eaden, Thomas
B. Barker and Michael A. Micek, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-1 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have power to act with or without the other and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents and each of them to any and all such amendment and amendments.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                          TITLE                DATE

          /s/ Gary L. West             Chairman of the Board      October 11,
_____________________________________   of Directors                  1996
            GARY L. WEST

          /s/  Mary E. West            Vice Chair of the          October 11,
_____________________________________   Board of Directors            1996
            MARY E. WEST

          /s/ Troy L. Eaden            Director and Chief         October 11,
_____________________________________   Executive Officer             1996
            TROY L. EADEN               (Principal Executive
                                        Officer)

        /s/ Thomas B. Barker           Director, President        October 11,
_____________________________________   and Chief Operating           1996
          THOMAS B. BARKER              Officer

        /s/ Michael A. Micek           Chief Financial            October 11,
_____________________________________   Officer (Principal            1996
          MICHAEL A. MICEK              Financial and
                                        Accounting Officer)

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
West Telemarketing Corporation
and affiliated companies

We have audited the combined financial statements of West Telemarketing Corporation and affiliated companies as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon included in this Registration Statement. Our audits also included the financial statement schedule of West Telemarketing Corporation and affiliated companies, listed in Item 16(b). This financial statement schedule is the responsibility of the Companies' management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Omaha, Nebraska
March 1, 1996

                                                                     SCHEDULE II

            WEST TELEMARKETING CORPORATION AND AFFILIATED COMPANIES

COMBINED VALUATION ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 1995
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                               ADDITIONS-
                                     BALANCE,  CHARGED TO DEDUCTIONS- BALANCE,
                                     BEGINNING  COST AND   ACCOUNTS    END OF
                                      OF YEAR   EXPENSES  CHARGED-OFF   YEAR
DESCRIPTION                          --------- ---------- ----------- --------
December 31, 1995--Allowance for
 doubtful accounts..................  $1,509     $2,361     $2,313     $1,557
                                      ------     ------     ------     ------
December 31, 1994--Allowance for
 doubtful accounts..................  $2,156     $1,636     $2,283     $1,509
                                      ------     ------     ------     ------
December 31, 1993--Allowance for
 doubtful accounts..................  $1,108     $3,522     $2,474     $2,156
                                      ------     ------     ------     ------

                               INDEX TO EXHIBITS

                                                                     SEQUENTIAL
 EXHIBIT                      EXHIBIT DOCUMENT                          PAGE
 NUMBER                         DESCRIPTION                            NUMBER
 -------                      ----------------                       ----------
   1.01  Underwriting Agreement*
   3.01  Restated Certificate of Incorporation of the Company*
   3.02  Restated By-laws of the Company*
   4.01  Form of Common Stock Certificate*
   5.01  Form of Opinion regarding legality*
  10.01  Registration Rights Agreement*
  10.02  Tax Indemnity Agreement*
  10.03  Lease, dated September 1, 1994 by and between the Company and 99-Maple Partnership*
  10.04  1996 Stock Incentive Plan*
  10.05  Agreement and Plan of Reorganization*
  10.06  Employment Agreement with Thomas B Barker*
  10.07  Employment Agreement with Michael A. Micek*
  10.08  Employment Agreement with Troy L. Eaden*
  10.09  Employment Agreement with Lee Waters*
  10.10  Employment Agreement with Wayne Harper*
  11.01  Computation of Earnings per Share*
  21.01  Subsidiaries of the Company*
  23.01  Consent of Willkie Farr & Gallagher (included in Exhibit
          5.01)
  23.02  Consent of Deloitte & Touche LLP, Independent Auditors
  24.01  Power of Attorney (included on page II-4)
  27.01  Financial Data Schedule

--------
* To be filed by amendment